HellerEhrman

October 3, 2007

Heller Ehrman (Hong Kong) Ltd.
海陸(香港)有限公司
Simon Luk
simon.luk@hellerehrman.com
Direct (852) 2292 2222
Direct Fax (852) 2292 2000
Main +852.2292.2000
Fax +852.2292.2200

19064.0001.23

Securities and Exchange Commission
100 F Street, NE,
Washington, DC 20549
USA
Attention Filer Support
Mail Stop 1-4

07027407

SUPPL

Ladies and Gentlemen:

SEC FILE NO. 82-3700

Re: Truly International Holdings Limited
Information Furnished Pursuant to Rule 12g3-2(b)
under the Securities Exchange Act

On behalf of Truly International Holdings Limited (the "Company"), S.E.C. File No. 82-3700, the enclosed copies of documents are submitted to you in order to maintain the Company's exemption from Section 12(g) of the Securities Exchange Act of 1934 (the "Act") pursuant to Rule 12g3-2(b) under the Act:

1. The Company's interim report 2007;

2. The Company's announcement regarding interim results 2007, dated August 30, 2007; published (in the English language) in South China Morning Post, and published (in the Chinese language) in the Hong Kong Economic Times, both on August 31, 2007;

3. The Company's announcement regarding results for the three months ended March 31, 2007, dated May 31, 2007; published (in the English language) in South China Morning Post, and published (in the Chinese language) in the Hong Kong Economic Times, both on June 1, 2007;

4. The Company's amended form of proxy for annual general meeting or any adjournment thereof;

Dlw10/19

5. The Company's announcement regarding proxy form for annual general meeting, dated April 19, 2007;

6. The Company's form of proxy for annual general meeting or any adjournment thereof;

7. The Company's announcement regarding notice of annual general meeting, dated April 17, 2007; published (in the English language) in South China Morning Post, and published (in the Chinese language) in the Hong Kong Economic Times, both on April 17, 2007;

8. The Company's circular of general mandates to issue and repurchase shares and re-election of directors, dated April 17, 2007; and

9. The Company's annual report 2006.

The parts of the enclosed documents that are in Chinese substantially restate the information appearing elsewhere in English.

We would appreciate your acknowledging receipt of the foregoing by stamping and returning the enclosed copy of this letter. A self-addressed, stamped envelope is enclosed for your convenience.

Very truly yours,

Simon Luk

Enclosure

cc: Truly International Holdings Limited

TRULY®

TRULY INTERNATIONAL HOLDINGS LIMITED

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 0732)

Announcement of Interim Results 2007

FINANCIAL HIGHLIGHTS

	For the six months ended 30 June 2007 Unaudited *HK$'000*	2006 Unaudited *HK$'000*	Change %
Revenue	2,841,252	2,214,034	+28
Gross profit	603,063	529,580	+14
Net profit for the period	406,674	347,592	+17
Basic EPS	86.53 HK cents	75.70 HK cents	+14

CHAIRMAN'S STATEMENT

I am pleased to announce the Group's unaudited interim results for the six months ended 30 June 2007 together with the successful commercial production in mid-July of our brand new Thin Film Transistor Liquid Crystal Display ("TFT-LCD") panel production line in the Group's manufacturing homebase in Shanwei, Guangdong Province, China. Truly's 2.5G TFT-LCD fab costing around HK$1.6 billion to build can process 30,000 pieces of 370mm x 470mm substrate per month in full manufacturing strength. Its main focus will be on our newly developed market segments including but not limited to the automotive industry, medical equipment, industrial control system, high end electronic consumer products and so on with much higher profit margins. The new production line featuring highly flexible manufacturing configurations through our proprietary design is able to allow rapid shift of production specification up to several times a day in contrast with the traditional technology of low switching capability. With this advantage, we are capable of accommodating sales orders that require highly customised designs and small volume but regularly long-term delivery, hence allowing our sales diversifications to command wider margins than those commoditised applications such as mobile phone displays.

Sales of LCD products during the first six months of the year accounted for almost 98% of the Group's overall business. Their respective turnover breakdowns for the period under the three major categories were TFT (58%), Colour Supertwisted Nematic ("CSTN") LCD (19%) and Mono STN and TN LCD's (23%). The sales performance of the European marketing team was seen to have a major breakthrough in developing new products and customers in this major geographical area of key importance in display application industry. Our hands-on experiences together with the various essential certifications under those categories such as ISO-16949 (automotive parts), ISO-13485 (medical devices), etc will be our winning tools for further penetration into this LCD market.

During the interim period, insufficient supply of TFT panels, persistently high energy prices, labour costs and production overheads had become the main obstacle of our business development. One of the possible solutions is to increase production efficiency and hence boosting profit margins by integrating more closely and extensively the front end panel production with the back end modules assembling processes and more importantly in one unique and favourable location. With this in mind and the rapid ramping up of the new TFT-LCD fab, Truly becomes the world's only total LCD solution provider who has a complete line up of in-house TN, MSTN, CSTN, OLED ("Organic Light Emitting Display") and TFT fabs within one manufacturing site. Together with the capability of manufacturing touch screen, printed circuit boards ("PCBs") including flexible PCB ("FPC") and high density interconnect board ("HDI") for Personal Multimedia Players, back light unit ("BLU") and compact camera modules ("CCM") within our Truly Industrial City complex, the integration of different production processes has become more and more intact and successful. As part of our continuous vertical integration process in production, a brand new touch panel assembly line capable of manufacturing the more versatile capacitive type touch screens is being installed and expected to commence mass production during these couple of months.

Barring unforeseen circumstances in the global commercial environment, our business and financial forecasts are still very promising. There are a number of valuable opportunities open to the management which are worth-the-while to seriously consider in the Group's medium and long-range plans of development. We are ready and confidence of meeting these challenges as we did over the past nearly 30 years in the Group's history.

Last but not least, I would like to thank our shareholders, business partners, staff and workers for their continuous support to the growth of the Group.

Lam Wai Wah, Steven
Chairman

Hong Kong, 30 August 2007

CONDENSED CONSOLIDATED INCOME STATEMENT

Six months ended 30 June 2007

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1. **Accounting policies**

The unaudited condensed consolidated interim financial statements are prepared in accordance with the applicable disclosure requirements of Appendix 16 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Exchange") and with Hong Kong Accounting Standard ("HKAS") 34 "Interim financial reporting" issued by the Hong Kong Institute of Certified Public Accountants (the "HKICPA"). The accounting policies and basis of preparation used in the preparation of the interim financial statements are the same as those used in the annual financial statements for the year ended 31 December 2006, except as described below.

In the current period, the Group has adopted, for the first time, a number of new standards, amendments and interpretations (hereinafter collectively referred to as the "new HKFRSs") issued by the HKICPA, which are effective for accounting periods beginning on or after 1 January 2007.

The adoption of these new HKFRSs has had no material effect on how the results of operations and financial position of the Group are prepared and presented. The Group has not early applied the following new HKFRSs that have been issued but are not yet effective. The Group has commenced considering the potential impact of those new HKFRSs but is not yet in a position to determine whether they would have a significant impact on how its results of operations and financial position are presented. Those new HKFRSs may result in changes in the future as to how the results and financial position are presented.

HKAS 23 (Revised)	Borrowing Costs[1]
HKFRS 8	Operating Segments[1]
HK(IFRIC)-Int 11	HKFRS 2 — Group and Treasury Share Transactions[2]
HK(IFRIC)-Int 12	Service Concession Arrangements[3]

1 Effective for annual periods beginning on or after 1 January 2009.
2 Effective for annual periods beginning on or after 1 March 2007.
3 Effective for annual periods beginning on or after 1 January 2008.

The interim results are unaudited, but have been reviewed by the Audit Committee which is of the opinion that such financial statements complied with the applicable accounting standards, and that adequate disclosures have been made.

2. **Profit from operations**

The Group's profit from operations is arrived at after charging:

	Six months ended 30 June 2007 (Unaudited) *HK$'000*	2006 (Unaudited) *HK$'000*
Depreciation on fixed assets	84,381	75,298
Amortisation on development expenditure	5,315	4,727
Staff costs, inclusive of directors' remuneration	135,136	97,113

3. **Finance costs**

	Six months ended 30 June 2007 (Unaudited) *HK$'000*	2006 (Unaudited) *HK$'000*
Interest on:		
Bank borrowings wholly repayable within five years	21,367	11,423

4. **Income tax expense**

Hong Kong Profits Tax is calculated at 17.5% (2006: 17.5%) of the estimated assessable profits for the period.

Overseas taxation is calculated at the rates prevailing in the respective jurisdiction.

Business Review and Outlook

Following the robust growth in sales during the first quarter of 2007, strong momentum was still maintained and extended to the second quarter. Turnover of LCD products for the first half year period (HK$2.78 billion) which was a record in the Group's history reported a 29% increase over the same period last year. Unaudited consolidated turnover for the six months ended 30 June 2007 was HK$2.84 billion which was about 28% more than the last corresponding period (HK$2.21 billion). Unaudited net profit for the period was about HK$407 million representing an increase of approximately 17% over the same period in 2006 (HK$348 million). During the interim period, both gross and net profit margins were however down from 23.9% and 15.7% to 21.2% and 14.3% respectively.

Although we were able to keep a healthy and decent business growth during the first six month period, the tight TFT panel supply in the display market had inevitably limited our ability to answer some of the customers' enquiries for orders of potentially higher mark-ups. With overall increases in labour costs and factory overheads, commoditised display applications of comparatively lower profit margins will be eventually placed in our second or lower priority for the LCD product and business development in the medium to long run. We expect this situation will be gradually improved when our in-house TFT-LCD production line is in the optimal operating condition which will effectively serve customers of those non-commoditised LCD applications. By that time, the Group's profit margins will be significantly enhanced.

In addition to housing the various LCD and peripheral production facilities, our Shanwei factory site now occupying a total of 730,000 square meter of developed and reserved land area is now backed by more than 10,000 workforces the majority of which are either technical staff of high calibre and tertiary education or well-trained and skilful workers. By these strong human resource supports and the advanced technology we acquired via machinery upgrade and years of product development, we strongly believe we would be able to meet all the customers' needs and most of their special requirements.

Early this year, we strategically relocated our marketing office from Germany to the UK for the purpose of monitoring the business performance of the various regional sales representatives in that area and as a field engineering support base for customers in Europe. Together with our decision to reinforce the marketing function in the form of Representative Sales Agreement starting from late 2005, it was well proven to be successful as reflected in the 2006 final and 2007 interim results. At the same time, the Hong Kong warehouse has been upgraded as a more spacious and well-equipped logistic centre to handle expanded businesses while the Hong Kong marketing office is prepared to recruit more sales and customer service personnel to cater for the huge market opportunities.

Liquidity and Financial Resources

There were no material changes in the assets and liabilities of the Group as at 30 June 2007 compared to the last financial year end at 31 December 2006, except the changes in fixed assets and other non-current assets being the Group's new TFT-LCD panel production line substantially installed as at the balance sheet date. The current ratio was maintained at a level of around 1.3.

At the balance sheet date, the outstanding bank borrowings, net of cash and bank balances, were HK$552 million (2006: net cash position of HK$57 million). Among the total gross borrowings of HK$1,032 million, HK$349 million were repayable within a year with the remaining balances repayable within a period of two to three years.

Capital expenditure of approximately HK$600 million for the next three years in respect of acquisition of property, plant and equipment was authorized but not contracted for. Their expected sources of funding will be substantially from internal reserves.

	Notes	Six months ended 30 June 2007 (Unaudited) HK$'000	Six months ended 30 June 2006 (Unaudited) HK$'000
REVENUE		2,841,252	2,214,034
Cost of sales		(2,238,189)	(1,684,454)
Gross profit		603,063	529,580
Other income		8,804	13,958
Distribution costs		(41,213)	(35,516)
Administrative expenses		(82,060)	(79,120)
PROFIT FROM OPERATIONS	2	488,594	428,902
Finance costs	3	(21,367)	(11,423)
Share of results of an associate		(148)	(199)
PROFIT BEFORE TAXATION		467,079	417,280
INCOME TAX EXPENSE	4		
— Hong Kong		(20,000)	(36,500)
— Overseas		(40,405)	(33,188)
		(60,405)	(69,688)
NET PROFIT FOR THE PERIOD		406,674	347,592
INTERIM DIVIDEND		117,569	107,354
EARNINGS PER SHARE	5		
- Basic		86.53 HK cents	75.70 HK cents
Diluted		86.33 HK cents	74.93 HK cents

CONDENSED CONSOLIDATED BALANCE SHEET
At 30 June 2007

	Notes	30 June 2007 (Unaudited) HK$'000	31 December 2006 (Audited) HK$'000
NON-CURRENT ASSETS			
Property, plant and equipment		2,700,832	1,403,720
Deposits paid for acquisition of property, plant and equipment		165,010	427,238
Prepaid lease payments		99,138	99,089
Available-for-sale investments		10,500	10,500
Intangible assets		7,964	13,355
Interest in an associate		684	838
Deferred tax assets		836	836
Goodwill		413	413
		2,985,377	1,955,989
CURRENT ASSETS			
Inventories		610,545	519,078
Trade and other receivables	6	644,600	589,302
Tax recoverable		—	11,592
Amount due from an associate		352	352
Bank balances and cash		479,762	1,018,228
		1,735,259	2,138,552
CURRENT LIABILITIES			
Trade and other payables	7	959,443	863,786
Tax liabilities		35,101	51,308
Bank borrowings		349,072	566,696
		1,343,616	1,481,790
NET CURRENT ASSETS		391,643	656,762
TOTAL ASSETS LESS CURRENT LIABILITIES		3,377,020	2,612,751
NON-CURRENT LIABILITIES			
Bank borrowings		(682,682)	(207,844)
Deferred tax liabilities		(38,905)	(38,905)
		(721,587)	(246,749)
		2,655,433	2,366,002
CAPITAL AND RESERVES			
Share capital		46,997	46,830
Reserves		2,608,436	2,319,172
		2,655,433	2,366,002

Overseas taxation is calculated at the rates prevailing in the respective jurisdiction.

5. Earnings per share

The calculations of the basic and diluted earnings per share are based on the following data:

	Six months ended 30 June 2007 (Unaudited) HK$'000	Six months ended 30 June 2006 (Unaudited) HK$'000
Earnings for the purpose of basic and diluted earnings per share	406,674	347,592
	Number of shares	*Number of shares*
Weighted average number of ordinary shares for the purposes of basic earnings per share	469,966,000	459,148,000
Effect of dilutive share options	1,123,000	4,732,000
Weighted average number of ordinary shares for the purposes of diluted earnings per share	471,089,000	463,880,000

6. Trade and other receivables

The Group has a policy of allowing an average credit terms ranging from 30 to 90 days to its trade customers.

	30 June 2007 (Unaudited) HK$'000	31 December 2006 (Audited) HK$'000
Aged analysis of trade receivables:		
Within 60 days	485,967	442,116
61 to 90 days	36,103	43,761
More than 90 days	53,784	53,636
	575,854	539,513
Deposits and prepayments	68,746	49,789
	644,600	589,302

7. Trade and other payables

	30 June 2007 (Unaudited) HK$'000	31 December 2006 (Audited) HK$'000
Aged analysis of trade payables:		
Within 60 days	518,518	472,881
61 to 90 days	142,407	93,982
More than 90 days	95,163	87,854
	756,088	654,717
Other payables and accrued charges	203,355	209,069
	959,443	863,786

MANAGEMENT DISCUSSION AND ANALYSIS

Results

The Group's turnover for the six months ended 30 June 2007 amounted to HK$2.84 billion (2006: HK$2.21 billion). Profit for the period was HK$407 million (2006: HK$348 million).

Segmental Information

	Six months ended 30 June 2007 Turnover HK$'000	Six months ended 30 June 2007 Contribution HK$'000	Six months ended 30 June 2006 Turnover HK$'000	Six months ended 30 June 2006 Contribution HK$'000
By geographical segments:				
The People's Republic of China	2,260,813	388,302	1,794,255	337,684
South Korea	249,532	43,038	107,888	20,345
Japan	49,406	8,521	54,404	10,242
Hong Kong	85,209	13,687	85,529	16,160
Europe	135,158	22,879	94,648	18,140
Elsewhere	61,134	6,976	77,310	15,459
	2,841,252	483,403	2,214,034	418,030
Interest income from bank deposits		5,737		11,313
Unallocated corporate expenses		(546)		(441)
Profit from operations		488,594		428,902
By business segments:				
Liquid crystal display products	2,775,729	478,738	2,149,685	404,407
Electronic consumer products	65,523	4,665	64,349	13,623
	2,841,252	483,403	2,214,034	418,030
Interest income from bank deposits		5,737		11,313
Unallocated corporate expenses		(546)		(441)
Profit from operations		488,594		428,902

General

Except for 1,669,000 ordinary shares issued upon the same number of staff's share options exercised at HK$2.196, there was no other change to the capital structure of the Group during the six months ended 30 June 2007. The issued and fully paid share capital of the Company was therefore increased by HK$167,000.

The state of the Group's current order books is very good.

Except for investments in subsidiaries, an associate and the long-term investment in a Japanese corporation, neither the Group nor the Company had held any material investments during the six months ended 30 June 2007.

There were no material acquisitions and disposals of subsidiaries and associated companies in the course of the financial period.

There are more than 10,000 workers and employees currently employed in the Group's Shan Wei factory and around 100 staff in our Hong Kong office.

The Group had no material contingent liabilities. Exposure to fluctuations in exchange rates has been properly hedged.

OTHER INFORMATION

Interim Dividend

The Directors have resolved to pay an interim dividend of 25 HK cents per share (2006: 23 HK cents) to shareholders whose names appear on the Register of Members on 12 October 2007. It is expected that the interim dividend payments will be made to shareholders on 17 October 2007.

Closure of Register of Members

The Register of Members will be closed from 8 October 2007 to 12 October 2007, both dates inclusive, during which period no transfer of shares can be registered. In order to qualify for the interim dividend, all transfers accompanied by relevant share certificates must be lodged with the Company's Branch Share Registrars, Tricor Secretaries Limited, at 26/F., Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong for registration not later than 4:00 p.m. on 5 October 2007.

Purchase, Sale or Redemption of Security

No purchase, sale or redemption was made by the Company or its subsidiaries of the Company's listed securities during the period.

Model Code

None of the Directors of the Company is aware of information that would reasonably indicate that the Company was not in the period under review in compliance with the Model Code for Securities Transactions by Directors of Listed Issuers as set out in Appendix 10 to the Rules Governing the Listing of Securities (the "Listing Rules") on the Stock Exchange of Hong Kong Limited.

Audit Committee

The Company has an audit committee which was established in accordance with the code provisions of the Corporate Governance Code (the "Code") for the purposes of reviewing and providing supervision over the Group's financial reporting matters and internal controls. The Audit Committee comprises all the three independent non-executive directors namely Mr. Chung Kam Kwong, being the Committee Chairman, Mr. Ip Cho Ting, Spencer and Mr. Heung Kai Sing. Mr. Wong Pong Chun, James, being an executive director is also a member of the Committee and they meet at least four times a year.

Remuneration and Nomination Committees

The Company has a remuneration and nomination committee separately which were established in accordance with the relevant requirements of the Code. The two Committees are chaired by Mr. Chung Kam Kwong, an independent non-executive director and comprise three other members namely Mr. Ip Cho Ting, Spencer and Mr. Heung Kai Sing, being independent non-executive directors and Mr. Wong Pong Chun, James, being an executive director of the Company.

Corporate Governance

We have complied with all the applicable code provisions set out in the Code on Corporate Governance Practices in Appendix 14 of the Listing Rules throughout the six months ended 30 June 2007, except for a major deviation as below:

Code Provision A.2.1

The roles of the Chairman and the Chief Executive are not separated and are performed by the same individual, Mr. Lam Wai Wah, Steven. The Board will meet regularly to consider major matters affecting the operations of the Company. The Board considers that this structure will not impair the balance of power and authority between the Board and the Company's management and believes that this structure will enable us to make and implement decisions promptly and efficiently.

Publications of Interim Results and Interim Report

This interim results announcement is published on the website of the Hong Kong Exchanges and Clearing Limited at www.hkex.com.hk under the section "Latest Listed Company Information" and on the website of the Company at www.truly.com.hk. The 2007 Interim Report containing all the information required under paragraphs 46(1) to 46(6) of Appendix 16 of the Rules Governing the Listing of Securities on the Exchange will be published on the websites of the Exchange and the Company in due course.

By Order of the Board
Lam Wai Wah, Steven
Chairman

Hong Kong, 30 August 2007

As at the date of this announcement, the Board comprised Mr. Lam Wai Wah, Steven, Mr. Wong Pong Chun, James, Mr. Cheung Tat Sang, James and Mr. Li Jian Hua as executive directors and Mr. Chung Kam Kwong, Mr. Ip Cho Ting, Spencer and Mr. Heung Kai Sing as independent non-executive directors.

TRULY®
信利國際有限公司
(於開曼群島註冊成立之有限公司)
(股份代號：0732)

二零零七年度中期業績公佈

財務摘要

	截至六月三十日止六個月		
	二零零七年 未經審核 千港元	二零零六年 未經審核 千港元	變動 %
收益	2,841,252	2,214,034	+28
毛利	603,063	529,580	+14
本期間純利	406,674	347,592	+17
每股基本盈利	86.53港仙	75.70港仙	+14

主席報告書

本人欣然公佈本集團截至二零零七年六月三十日止六個月的未經審核中期業績，以及本集團位於中國廣東省汕尾市的生產基地於七月中成功為集團嶄新的薄膜電晶體液晶顯示器（「TFT-LCD」）面板進行商業投產。信利的2.5代TFT-LCD廠房耗資約16億港元興建，全面投產後，每月可處理30,000塊370毫米x470毫米的基板。該廠房將專注於我們新開發的市場環節，包括但不限於盈利率顯著較高的汽車及醫療設備、工業控制系統、高端消費電子產品等。有別於改裝能力較低的傳統技術，我們的專有設計有助全新的生產線進行極度靈活的生產配置，故此，製造規格能夠在一天內數度迅速改變。基於這項優勢，我們能夠應付要求設計個性化、產量小但須定期及長期付貨的銷售訂單，並實現產品多元化，以及賺取較手提電話顯示屏等商品化應用產品較高的邊際利潤。

本年首六個月的LCD產品銷售約佔本集團整體業務近98%，當中三大類別於期內的各自營業額劃分如下：TFT (58%)、彩色超扭曲向列型（「CSTN」）LCD (19%)及單色STN和TN LCD (23%)。歐洲市場推廣隊伍的銷售表現顯示，在對顯示器應用行業來說舉足輕重的這個主要地區，我們在開發新產品及客戶方面均取得重大突破。集團的實際經驗及為這些產品類別取得的多項必要證書，例如ISO-16949（汽車零件）、ISO-13485（醫療設備）等，將成為我們進一步鞏固這類LCD市場的必勝工具。

在中期業績期間，TFT面板供應不足、能源價格、勞工成本及經常性生產開支高企，成為業務發展的主要障礙。其中一個可行的解決方法是把前端面板生產與後端模組裝配工序更緊密及廣泛整合，而更重要的是在一個獨特及有利的地點進行，以提升生產效率，從而提高盈利率。有鑑於此，加上全新TFT-LCD廠房加快增產，信利已成為全球唯一具備全系列TN, MSTN, CSTN, OLED（「有機發光顯示器」）及TFT自主技術，在同一生產基地提供全套液晶體顯示屏方案之生產商，加上輕觸式屏幕、印製電路板（「PCBs」），包括軟式PCB（「FPC」）及為個人多媒體播放機而設的高密度互連印刷板（「HDI」），背光板模組（「BLU」）及數碼相機模組（「CCM」）之生產能力，不同工序之整合將更加緊密和成功。作為持續把生產工序垂直整合的計劃的部份措施，我們現正安裝一條全新的觸控面板裝配生產線，該生產線可生產用途更廣泛的電容式觸控面板，並預期將於未來數月開始大規模投產。

若環球營商環境並無不可預見的情況，我們對業務及財務的預測仍然非常樂觀。在本集團的中長線發展計劃中，值得管理層認真考慮的實貴商機不少。本集團將秉承過去接近30年的營運模式，時刻對迎接挑戰作好準備並充滿信心。

最後，本人謹此感謝我們的股東、業務夥伴及職工對本集團業務增長一直以來的支持。

主席
林偉華

香港，二零零七年八月三十日

簡明綜合收益表
截至二零零七年六月三十日止六個月

簡明綜合財務報表附註

1. 會計政策

未經審核簡明綜合中期財務報表乃按照香港聯合交易所有限公司（「聯交所」）證券上市規則附錄十六之適用披露要求及由香港會計師公會（「香港會計師公會」）發出之香港會計準則（「香港會計準則」）第34號「中期財務申報」而編製。編製中期財務報表時所採用之會計政策及編製基準與截至二零零六年十二月三十一日止年度之年度財務報表所採用者相同，惟下文所述者除外。

於本期間，本集團首次採納由香港會計師公會發出之多項新訂準則、修訂及詮釋（下文統稱「新香港財務申報準則」），此等準則均於二零零七年一月一日或之後開始之會計期間生效。

採納此等新香港財務申報準則對本集團之經營業績及財務狀況之編製及呈報方式並無構成重大影響。本集團並無在財務報表中提早採用以下已頒佈但尚未生效之新香港財務申報準則。本集團已開始評估該等新準則構成之潛在影響，惟目前不宜量定是否將對經營業績及財務狀況之呈報方式構成重大影響。該等新香港財務申報準則或會於日後對經營業績及財務狀況之呈報方式作出改變。

香港會計準則第23號（修訂本）	借貸成本[1]
香港財務報告準則第8號	經營分類[1]
香港(IFRIC)詮釋第11號	香港財務報告準則第2號－集團及庫存股份交易[2]
香港(IFRIC)詮釋第12號	服務特許權安排[3]

1 由二零零九年一月一日或之後開始之年度期間生效。
2 由二零零七年三月一日或之後開始之年度期間生效。
3 由二零零八年一月一日或之後開始之年度期間生效。

中期業績為未經審核，惟已經由審核委員會審閱。審核委員會認為，該等財務報表已符合適用之會計準則，亦已作出充分披露。

2. 經營溢利

本集團之經營溢利於扣除以下各項後達致：

	截至六月三十日止六個月 二零零七年 (未經審核) 千港元	截至六月三十日止六個月 二零零六年 (未經審核) 千港元
固定資產之折舊	84,381	75,298
研發開支之攤銷	5,515	4,727
員工成本（包括董事酬金）	135,136	97,113

3. 財務費用

	截至六月三十日止六個月 二零零七年 (未經審核) 千港元	截至六月三十日止六個月 二零零六年 (未經審核) 千港元
利息：		
須於五年內全數償還之銀行借貸	21,367	11,423

4. 所得稅開支

香港利得稅乃對期內估計應課稅溢利按稅率17.5%（二零零六年：17.5%）計算。

業務回顧及前景

繼二零零七年首季錄得可觀的銷售增長後，強勁的動力仍得以維持，並延續至第二季。上半年LCD產品的營業額達27.8億港元，是本集團歷史新高，較去年同期增加29%。截至二零零七年六月三十日止六個月的未經審核綜合營業額為28.4億港元，較去年同期的22.1億港元增加約28%。期內的未經審核純利約為4.07億港元，較二零零六年同期的3.48億港元增加約17%。於中期業績期內，毛利率及純利率卻分別從23.9%及15.7%下降至21.2%及14.3%。

儘管本集團於首六個月期間仍能保持穩健的業務增長，但顯示器市場的TFT面板供應緊張，避免限制我們回應部份客戶對盈利率可能較高的訂單的查詢。鑑於勞工成本及工廠的經常性生產開支繼續上漲，故在LCD產品及業務的中長線發展中，盈利率相對較低的商品化顯示器應用產品將會降位處次要位置。我們預期這個情況將逐步改善，因為當我們的TFT-LCD自家生產線全面投產時，將可為該等非商品化LCD應用產品的客戶提供服務。屆時，本集團的盈利率將可顯著提高。

本集團的汕尾廠址目前的已發展及儲備土地面積合共達730,000平方米，除設置多項LCD及週邊生產設施外，亦聘用超過10,000名員工，當中大多數為優秀的技術員工，以及曾接受大專教育或經嚴格訓練及技術精湛的員工。憑著這些優厚的人力資源以及透過提升機器所得的先進技術和多年的產品開發經驗，我們深信我們將可應付客戶的所有需要及其大部份特別要求。

本年初，我們基於策略性考慮而把市場推廣辦事處從德國遷往英國，以便監察當地多名地區銷售代表的業務表現，並把辦事處作為歐洲客戶的實地工程支援基地。此外，我們決定自二零零五年底開始以代表銷售協議的形式加強市場推廣。如我們的二零零六年全年業績及二零零七年中期業績所示，有關策略相當成功。同時，香港的貨倉亦已提升為較寬敞及設備較完善的物流中心，以應付業務增長，而香港市場推廣辦事處亦準備招聘更多銷售及客戶服務人員，以掌握龐大的市場機遇。

流動資金及財政資源

與上一個財政年度結束日（即二零零六年十二月三十一日）比較，除固定資產及其他非流動資產之變動，即本集團於結算日已大致安裝完成之新TFT-LCD面板生產線外，於二零零七年六月三十日之資產及負債並無重大變動。流動比率維持約1.3之水平。

於結算日，未償還銀行借貸減現金及銀行結餘之金額為5.52億港元（二零零六年：淨現金57,000,000港元）。借貸總額為10.32億港元，其中3.49億港元須於一年內償還，其餘則須於兩至三年內償還。

未來三年將用作購置物業、廠房及設備之已授權但未訂約資本支出約6億港元，預期資金來源大致上來自內部儲備。

	附註	截至六月三十日止六個月 二零零七年 (未經審核) 千港元	二零零六年 (未經審核) 千港元
收益		2,841,252	2,214,034
銷售成本		(2,238,189)	(1,684,454)
毛利		603,063	529,580
其他收入		8,804	13,958
分銷成本		(41,213)	(35,516)
行政費用		(82,060)	(79,120)
經營溢利	2	488,594	428,902
財務費用	3	(21,367)	(11,423)
應佔一家聯營公司業績		(148)	(199)
除稅前溢利		467,079	417,280
所得稅開支	4		
－香港		(20,000)	(36,500)
－海外		(40,405)	(33,188)
		(60,405)	(69,688)
本期間純利		406,674	347,592
中期股息		117,569	107,354
每股盈利	5		
基本		86.53港仙	75.70港仙
攤薄		86.33港仙	74.93港仙

簡明綜合資產負債表
於二零零七年六月三十日

	附註	二零零七年 六月三十日 (未經審核) 千港元	二零零六年 十二月三十一日 (經審核) 千港元
非流動資產			
物業、廠房及設備		2,700,832	1,403,720
就收購物業、廠房及設備支付按金		165,010	427,238
預付租賃款項		99,138	99,089
可供出售投資		10,500	10,500
無形資產		7,964	13,355
一家聯營公司之權益		684	838
遞延稅項資產		836	836
商譽		413	413
		2,985,377	1,955,989
流動資產			
存貨		610,545	519,078
應收賬項及其他應收款項	6	644,600	589,302
可收回稅項		—	11,592
應收一家聯營公司款項		352	352
銀行結存及現金		479,762	1,018,228
		1,735,259	2,138,552
流動負債			
應付賬項及其他應付款項	7	959,443	863,786
稅項負債		35,101	51,308
銀行借貸		349,072	566,696
		1,343,616	1,481,790
流動資產淨額		391,643	656,762
資產總額減去流動負債		3,377,020	2,612,751
非流動負債			
銀行借貸		(682,682)	(207,844)
遞延稅項負債		(38,905)	(38,905)
		(721,587)	(246,749)
		2,655,433	2,366,002
資本及儲備			
股本		46,997	46,830
儲備		2,608,436	2,319,172
		2,655,433	2,366,002

海外稅項按各司法權區之適用稅率計算。

5. 每股盈利

每股基本及攤薄盈利乃根據下列數據計算：

	截至六月三十日止六個月 二零零七年 (未經審核) 千港元	二零零六年 (未經審核) 千港元
用以計算每股基本及攤薄盈利之盈利	406,674	347,592
	股份數目	*股份數目*
用以計算每股基本盈利之普通股加權平均數	470,766,000	459,148,000
具攤薄性質之購股權之影響	1,123,000	4,732,000
用以計算每股攤薄盈利之普通股加權平均數	471,889,000	463,880,000

6. 應收賬項及其他應收款項

本集團之政策為向其貿易客戶給予介乎平均30至90日不等之信貸期。

	二零零七年 六月三十日 (未經審核) 千港元	二零零六年 十二月三十一日 (經審核) 千港元
應收賬項之賬齡分析：		
60日內	485,967	442,116
61至90日	36,103	43,761
超過90日	53,784	53,636
	575,854	539,513
按金及預付款項	68,746	49,789
	644,600	589,302

7. 應付賬項及其他應付款項

	二零零七年 六月三十日 (未經審核) 千港元	二零零六年 十二月三十一日 (經審核) 千港元
應付賬項之賬齡分析：		
60日內	518,518	472,881
61至90日	142,407	93,982
超過90日	95,163	87,854
	756,088	654,717
其他應付款項及應計費用	203,355	209,069
	959,443	863,786

管理層討論及分析

業績

本集團於截至二零零七年六月三十日止六個月之營業額達2,840,000,000港元(二零零六年：2,210,000,000港元)。本期間溢利為407,000,000港元(二零零六年：348,000,000港元)。

分類資料

	截至二零零七年六月三十日止六個月 營業額 千港元	貢獻 千港元	截至二零零六年六月三十日止六個月 營業額 千港元	貢獻 千港元
按地區分類：				
中華人民共和國	2,260,813	388,302	1,794,255	337,684
南韓	249,532	43,038	107,888	20,345
日本	49,406	8,521	54,404	10,242
香港	85,209	13,687	85,529	16,160
歐洲	135,158	22,879	94,648	18,140
其他	61,134	6,976	77,310	15,459
	2,841,252	483,403	2,214,034	418,030
銀行存款利息收入		5,737		11,313
未分配之公司開支		(546)		(441)
經營溢利		488,594		428,902
按業務分類：				
液晶體顯示器產品	2,775,729	478,738	2,149,685	404,407
電子消費產品	65,523	4,665	64,349	13,623
	2,841,252	483,403	2,214,034	418,030
銀行存款利息收入		5,737		11,313
未分配之公司開支		(546)		(441)
經營溢利		488,594		428,902

一般事項

於截至二零零七年六月三十日止六個月，除員工按行使價[illegible]行使1,669,000份員工購股權而發行等同數目之普通股外，本集團之股本結構並無其他變動，本公司之已發行及繳足股本因此增加167,000港元。

本集團現時之訂單數量非常理想。

除於附屬公司、一間聯營公司之投資及於一間日本企業之長期投資外，本集團及本公司均無於截至二零零七年六月三十日止六個月內持有任何重大投資。

於財政期間內，並無任何重大收購或出售附屬公司及聯營公司事宜。

現時超過10,000名工人及僱員受聘於本集團之汕尾工廠，以及約有100名員工受聘於本集團香港辦事處。

本集團概無任何重大或然負債，且已就匯率波動風險妥為作出對沖。

其他資料

中期股息

董事議決向於二零零七年十月十二日名列股東名冊之股東派付每股25港仙(二零零六年：23港仙)之中期股息。預期中期股息將於二零零七年十月十七日向股東派付。

暫停辦理股份過戶登記手續

股份過戶登記手續將於二零零七年十月八日至二零零七年十月十二日(包括首尾兩日)暫停辦理，期間不會進行任何股份過戶登記。為符合資格收取中期股息，所有股份過戶文件連同有關股票，須於二零零七年十月五日下午四時正前，送達本公司股份過戶登記分處卓佳秘書商務有限公司，地址為香港灣仔皇后大道東28號金鐘匯中心26樓。

買賣或贖回證券

本公司或其附屬公司於期內概無買賣或贖回本公司任何上市證券。

標準守則

根據本公司董事所知悉，並無資料合理顯示本公司於回顧期間未有遵守香港聯合交易所有限公司證券上市規則(「上市規則」)附錄十所載之上市發行人董事進行證券交易之標準守則。

審核委員會

本公司已遵照企業管治常規守則(「守則」)之守則條文成立審核委員會，以便審核及監察本集團財務申報事宜及內部控制。審核委員會由全體三名獨立非執行董事鍾錦光先生(委員會主席)、葉祖亭先生及香啟誠先生組成。執行董事黃邦俊先生亦為委員會成員。彼等每年最少召開四次會議。

薪酬委員會及提名委員會

本公司已根據守則之相關規定分別成立薪酬委員會及提名委員會。該兩個委員會均由獨立非執行董事鍾錦光先生出任主席，並包括三名其他成員，即葉祖亭先生及香啟誠先生(獨立非執行董事)以及黃邦俊先生(本公司執行董事)。

企業管治

截至二零零七年六月三十日止六個月，本集團一直遵守上市規則附錄十四內之企業管治常規守則所載之所有適用守則條文，惟以下重大偏差除外：

— 守則條文第A.2.1條

主席及行政總裁之職位並無分開，且由同一人(林偉華先生)出任。董事會將定期舉行會議，以考慮影響本公司運作之重大事宜。董事會認為此架構將不會使董事會與本公司管理層之間之權力及授權失衡，並相信此架構將使本集團能快捷及有效制訂及推行決策。

刊發中期業績及中期報告

本中期業績公佈將於香港交易及結算所有限公司網站www.hkex.com.hk內「最新上市公司公告」一欄及本公司網站www.truly.com.hk內刊登。一份載有根據聯交所證券上市規則附錄十六第46(1)段至第46(6)段規定之所有資料之二零零七年中期報告，將於稍後刊載於聯交所及本公司之網站。

承董事會命
主席
林偉華

香港，二零零七年八月三十日

於本公佈日期，董事會包括執行董事林偉華先生、黃邦俊先生、張達生先生及李建華先生；以及獨立非執行董事鍾錦光先生、葉祖亭先生及香啟誠先生。

TRULY®

TRULY INTERNATIONAL HOLDINGS LIMITED

(Incorporated in the Cayman Islands with limited liability)

(Stock code: 0732)

RESULTS ANNOUNCEMENT
FOR THE THREE MONTHS ENDED 31 MARCH 2007

UNAUDITED RESULTS

The unaudited revenue and net profit of the Company and its subsidiaries for the three month period from 1 January 2007 to 31 March 2007 was approximately HK$1.26 billion and HK$189 million which was about 15% and 3% more than the corresponding period in 2006 (approximately HK$1.09 billion and HK$184 million) respectively. The unaudited gross profit margin (21.9%) for the period was less than the corresponding period in 2006 (24.1%) while unaudited net profit margin was decreased from 16.8% for the corresponding period in 2006 to 15.0% during the current period.

The unaudited total net assets of the Group as at 31 March 2007 was increased to HK$2.60 billion (HK$2.37 billion as at 31 December 2006) which was mainly attributable to the unaudited profit for the period. The unaudited current ratio as at 31 March 2007 was maintained at 1.6 times (1.4 times as at 31 December 2006). At 31 March 2007, the unaudited surplus cash and bank balances, net of outstanding bank borrowings were approximately HK$97 million (HK$244 million as at 31 December 2006).

FINANCIAL HIGHLIGHTS
For the three months from 1 January 2007 to 31 March 2007

	2007 Unaudited *HK$'000*	2006 Unaudited *HK$'000*	Change %
Revenue	**1,255,638**	1,094,151	+15
Gross profit	**274,370**	263,894	+4
Net profit for the period	**188,553**	183,593	+3
Basic EPS	**40.2 HK cents**	40.1 HK cents	+0.3

The Board of Directors (the "Board") of Truly International Holdings Limited (the "Company") and its subsidiaries (collectively the "Group") is pleased to announce the Group's first quarter unaudited consolidated results for the period from 1 January 2007 to 31 March 2007 (with comparative figures for the corresponding period in the previous year) and the unaudited condensed consolidated balance sheet at 31 March 2007 (with comparative audited figures as at 31 December 2006) as follows:

UNAUDITED CONDENSED CONSOLIDATED INCOME STATEMENT
For the three months ended 31 March 2007

	Unaudited For the period from 1.1.2007 to 31.3.2007 *HK$'000*	Unaudited For the period from 1.1.2006 to 31.3.2006 *HK$'000*
Revenue *(Note 2)*	**1,255,638**	1,094,151
Cost of sales	**(981,268)**	(830,257)
Gross profit *(Note 3)*	**274,370**	263,894
Other income	**6,544**	10,758
Distribution costs	**(18,707)**	(17,280)
Administrative expenses	**(34,644)**	(35,686)
Profit from operations	**227,563**	221,686
Finance costs	**(10,510)**	(7,225)
Profit before taxation	**217,053**	214,461
Income tax expense	**(28,500)**	(30,868)
Net profit for the period *(Note 4)*	**188,553**	183,593
Basic earnings per share *(Note 5)*	**40.2 HK cents**	40.1 HK cents

CONDENSED CONSOLIDATED BALANCE SHEET
As at 31 March 2007

	Unaudited 31.3.2007 *HK$'000*	Audited 31.12.2006 *HK$'000*
NON-CURRENT ASSETS		
Property, plant and equipment	2,037,744	1,403,720
Other non-current assets	125,080	552,269
	2,162,824	1,955,989
CURRENT ASSETS		
Inventories *(Note 6)*	544,501	519,078
Trade and other receivables *(Note 7)*	638,844	601,246
Bank balances and cash *(Note 8)*	942,742	1,018,228
	2,126,087	2,138,552
CURRENT LIABILITIES		
Trade and other payables	767,879	863,786
Tax liabilities	39,290	51,308
Bank borrowings *(Note 8)*	504,860	566,696
	1,312,029	1,481,790
NET CURRENT ASSETS *(Note 9)*	814,058	656,762
TOTAL ASSETS LESS CURRENT LIABILITIES	2,976,882	2,612,751
NON-CURRENT LIABILITIES		
Deferred tax liabilities	38,905	38,905
Bank borrowings *(Note 8)*	340,844	207,844
	379,749	246,749
	2,597,133	2,366,002
CAPITAL AND RESERVES		
Share capital *(Note 10)*	46,900	46,830
Reserves	2,550,233	2,319,172
	2,597,133	2,366,002

Notes:

1. The accounting policies and basis used in the preparations of the income statement and balance sheet, which were reviewed by the Audit Committee are the same as those used in the annual financial statements for the year ended 31 December 2006.
2. Unaudited consolidated revenue for the three months ended 31 March 2007 was approximately HK$1.26 billion which was about 15% more than the same period last year (2006: approximately HK$1.09 billion).
3. Gross profit margin for the period was around 21.9% (approximately 24.1% for the same period in 2006).
4. Net profit margin for the period was around 15.0% (approximately 16.8% for the same period in 2006).
5. The calculation of the basic earnings per share is based on the net profit for the period of HK$188,553,000 (2006: HK$183,593,000) and on the weighted average number of 468,997,000 ordinary shares in issue during the period (2006: 458,392,000 shares).
6. The inventory turnover was around 51 days (52 days for the year ended 31 December 2006).
7. The trade debtor turnover was around 40 days (44 days for the year ended 31 December 2006).
8. As at 31 March 2007, the surplus cash and bank balances, net of outstanding bank borrowings were about HK$97 million (HK$244 million as at 31 December 2006).
9. The current ratio as at 31 March 2007 was maintained at 1.6 times (1.4 times as at 31 December 2006).
10. The increase in share capital was due to a total of 700,000 ordinary shares issued as a result of the same number of staff options being exercised during the period.

As the unaudited balance sheet at 31 March 2007 and the unaudited results for the three months then ended may not reflect the balance sheets at 30 June 2007 and 31 December 2007 and the interim and final results for the six months and the full year then ended respectively, investors and shareholders are advised to exercise extreme caution when dealing in the shares of the Company.

As at the date of this announcement, the Board comprises four executive directors, Mr. Lam Wai Wah, Steven, Mr. Wong Pong Chun, James, Mr. Cheung Tat Sang, James and Mr. Li Jian Hua; and three independent non-executive directors, Mr. Chung Kam Kwong, Mr. Ip Cho Ting, Spencer and Mr. Heung Kai Sing.

By Order of the Board
Lam Wai Wah, Steven
Chairman

Hong Kong, 31 May 2007

TRULY®

信利國際有限公司

(於開曼群島註冊成立之有限公司)

(股份代號：0732)

截至二零零七年三月三十一日止三個月
業績公佈

未經審核業績

本公司及其附屬公司由二零零七年一月一日起至二零零七年三月三十一日止三個月之未經審核收益及純利分別約為12.6億港元及189,000,000港元，分別較二零零六年同期（約10.9億港元及184,000,000港元）增加約15%及3%。於本期間，未經審核毛利率（21.9%）較二零零六年同期（24.1%）有所下跌，而未經審核純利率由二零零六年同期之16.8%減少至本期間之15.0%。

本集團於二零零七年三月三十一日之未經審核總資產淨額增加至26.0億港元（於二零零六年十二月三十一日：23.7億港元），主要由本期間之未經審核溢利所致。於二零零七年三月三十一日之未經審核流動比率維持於1.6倍（於二零零六年十二月三十一日：1.4倍）。於二零零七年三月三十一日，未經審核現金及銀行結餘減未償還銀行借貸之盈餘約為97,000,000港元（於二零零六年十二月三十一日：244,000,000港元）。

財務摘要
由二零零七年一月一日起至二零零七年三月三十一日止三個月

	二零零七年 未經審核 *千港元*	二零零六年 未經審核 *千港元*	變動 %
收益	**1,255,638**	1,094,151	+15
毛利	**274,370**	263,894	+4
本期間純利	**188,553**	183,593	+3
每股基本盈利	**40.2港仙**	40.1港仙	+0.3

信利國際有限公司（「本公司」）及其附屬公司（統稱為「本集團」）之董事會（「董事會」）欣然公佈本集團由二零零七年一月一日起至二零零七年三月三十一日止期間之第一季度未經審核綜合業績（連同上一年度同期之比較數字）以及於二零零七年三月三十一日之未經審核簡明綜合資產負債表（連同於二零零六年十二月三十一日之經審核比較數字）如下：

未經審核簡明綜合收益表
截至二零零七年三月三十一日止三個月

	未經審核 由二零零七年 一月一日起 至二零零七年 三月三十一日 止期間 *千港元*	未經審核 由二零零六年 一月一日起 至二零零六年 三月三十一日 止期間 *千港元*
收益 *(附註2)*	**1,255,638**	1,094,151
銷售成本	**(981,268)**	(830,257)
毛利 *(附註3)*	**274,370**	263,894
其他收入	**6,544**	10,758
分銷成本	**(18,707)**	(17,280)
行政費用	**(34,644)**	(35,686)
經營溢利	**227,563**	221,686
財務費用	**(10,510)**	(7,225)
除稅前溢利	**217,053**	214,461
所得稅開支	**(28,500)**	(30,868)
本期間純利 *(附註4)*	**188,553**	183,593
每股基本盈利 *(附註5)*	**40.2港仙**	40.1港仙

簡明綜合資產負債表
於二零零七年三月三十一日

於二零零七年三月三十一日

	未經審核 二零零七年 三月三十一日 千港元	經審核 二零零六年 十二月三十一日 千港元
非流動資產		
物業、廠房及設備	2,037,744	1,403,720
其他非流動資產	125,080	552,269
	2,162,824	1,955,989
流動資產		
存貨（*附註6*）	544,501	519,078
應收賬項及其他應收款項（*附註7*）	638,844	601,246
銀行結存及現金（*附註8*）	942,742	1,018,228
	2,126,087	2,138,552
流動負債		
應付賬項及其他應付款項	767,879	863,786
稅項負債	39,290	51,308
銀行借貸（*附註8*）	504,860	566,696
	1,312,029	1,481,790
流動資產淨額（*附註9*）	814,058	656,762
資產總額減去流動負債	2,976,882	2,612,751
非流動負債		
遞延稅項負債	38,905	38,905
銀行借貸（*附註8*）	340,844	207,844
	379,749	246,749
	2,597,133	2,366,002
資本及儲備		
股本（*附註10*）	46,900	46,830
儲備	2,550,233	2,319,172
	2,597,133	2,366,002

附註：

1. 編製經審核委員會審閱之收益表及資產負債表時所採用之會計政策及基準，與截至二零零六年十二月三十一日止年度之年度財務報表所採用者相同。
2. 截至二零零七年三月三十一日止三個月之未經審核綜合收益約為12.6億港元，較去年同期（二零零六年：約10.9億港元）增加約15%。
3. 本期間之毛利率約為21.9%（二零零六年同期約為24.1%）。
4. 本期間之純利率約為15.0%（二零零六年同期約為16.8%）。
5. 每股基本盈利乃以本期間之純利約188,553,000港元（二零零六年：183,593,000港元）及本期間之已發行普通股加權平均數468,997,000股（二零零六年：458,392,000股）計算。
6. 存貨週轉日數約為51日（截至二零零六年十二月三十一日止年度：52日）。
7. 應收賬項週轉日數約為40日（截至二零零六年十二月三十一日止年度：44日）。
8. 於二零零七年三月三十一日，現金及銀行結餘減未償還銀行貸款之盈餘約為97,000,000港元（於二零零六年十二月三十一日：244,000,000港元）。
9. 於二零零七年三月三十一日之流動比率維持於1.6倍（於二零零六年十二月三十一日：1.4倍）。
10. 股本有所增加乃由於合共700,000份僱員購股權已於本期間獲行使，導致相同數量之普通股獲發行。

由於二零零七年三月三十一日之未經審核資產負債表及截至當日止三個月之未經審核業績未必反映於二零零七年六月三十日及二零零七年十二月三十一日之資產負債表、以及分別截至該等日期止六個月及全年之中期及全年業績，因此，投資者及股東於買賣本公司股份時，務須謹慎行事。

於本公佈日期，董事會包括四名執行董事林偉華先生、黃邦俊先生、張達生先生及李建華先生；以及三名獨立非執行董事繆錦光先生、葉祖亭先生及香啟誠先生。

承董事會命
主席
林偉華

香港，二零零七年五月三十一日

TRULY®

TRULY INTERNATIONAL HOLDINGS LIMITED

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 0732)

AMENDED FORM OF PROXY FOR ANNUAL GENERAL MEETING OR ANY ADJOURNMENT THEREOF

I/We [I], ______________________________

of ______________________________

being the registered holder(s) of [II] ______________ shares of HK$0.10 each in the capital of Truly International Holdings Limited (the "Company"), HEREBY APPOINT [III] the Chairman of the Meeting or ______________

of ______________________________

as my/our proxy to act for me/us at the Annual General Meeting of the Company (or any adjournment thereof) to be held at 2/F., Chung Shun Knitting Centre, 1-3 Wing Yip Street, Kwai Chung, New Territories, Hong Kong on Thursday, 10 May 2007 at 10:00 a.m. for the purpose of considering and, if thought fit, passing the proposed resolutions set out in the Notice convening the Meeting and at such Meeting (or at any adjournment thereof) to vote for me/us and my/our name(s) in respect of the resolutions as hereunder indicated, and, if no such indication is given, as my/our proxy thinks fit.

	RESOLUTIONS	FOR [IV]	AGAINST [IV]
1.	To receive and consider the Financial Statements and the Reports of the Directors and the Auditors for the year ended 31 December 2006.		
2.	To declare a final dividend for the year ended 31 December 2006.		
3.	(a) To elect Directors:		
	— Li Jian Hua		
	— Chung Kam Kwong		
	— Heung Kai Sing		
	(b) To authorise the Board of Directors to fix the Directors' remuneration.		
4.	To appoint Auditors and to authorise the Board of Directors to fix their remuneration.		
5.	To approve the Ordinary Resolutions A to C as set out in the Notice of Annual General Meeting:		
	Ordinary Resolution A	A	A
	Ordinary Resolution B	B	B
	Ordinary Resolution C	C	C

Dated this ____________ day of ____________________ 2007 Signature [V] ______________________________

Notes:

I. Full name(s) and address(es) to be inserted in **BLOCK CAPITALS**. The names of all joint holders should be stated.

II. Please insert the number of shares registered in your name(s) and to which this form of proxy relates. If no number is inserted, this form of proxy will be deemed to relate to all the shares in the capital of the Company registered in your name(s).

III. If any proxy other than the Chairman of the Meeting is preferred, strike out the words "the Chairman of the Meeting or" and insert the name and address of the proxy desired in the space provided. The proxy need not be a member of the Company but must attend the Meeting in person to represent you. **ANY ALTERATION MADE TO THIS FORM OF PROXY MUST BE INITIALED BY THE PERSON WHO SIGNS IT.**

IV. **IMPORTANT: IF YOU WISH TO VOTE FOR THE RESOLUTION, TICK IN THE BOX MARKED "FOR". IF YOU WISH TO VOTE AGAINST THE RESOLUTION, TICK IN THE BOX MARKED "AGAINST".** Failure to tick either box will entitle your proxy to cast your vote at his discretion. Your proxy will also be entitled to vote at his discretion on any amendment of a resolution put to the Meeting.

V. This form of proxy must be signed by you or your attorney duly authorised in writing or, in the case of a corporation, must be either under its common seal or under the hand of an officer or attorney duly authorised to sign the same.

VI. To be valid, this form of proxy, together with the power of attorney or other authority, if any, under which it is signed or a notarially certified copy thereof, must be lodged at the Company's principal office in Hong Kong at 2/F., Chung Shun Knitting Centre, 1-3 Wing Yip Street, Kwai Chung, New Territories, Hong Kong, not less than 48 hours before the time appointed for the holdings of Meeting or any adjournment thereof.

VII. In the case of joint holders of a share, the vote of the senior who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other joint holders, and for this purpose seniority shall be determined by the order in which the names stand in the Register of Members of the Company in respect of the joint holding.

VIII. Completion and return of this form of proxy will not preclude you from attending the Meeting if you so wish. In the event that you, having lodged this form of proxy, attend the Meeting, this form of proxy will be deemed to have been revoked.

TRULY®

信利國際有限公司

(於開曼群島註冊成立之有限公司)

(股份代號：0732)

股東週年大會或其任何續會
適用之經修訂代表委任表格

本人／吾等[附註一] ______________________________

地址為 ______________________________

為信利國際有限公司（「本公司」）股本中每股面值0.10港元股份 ______________ 股[附註二]之登記持有人，

茲委任[附註三]大會主席或 ______________________________

地址為 ______________________________

代表本人／吾等出席本公司謹訂於二零零七年五月十日（星期四）上午十時假座香港新界葵涌永業街1至3號忠信針織中心2樓舉行之股東週年大會（或其任何續會），考慮並酌情通過大會通告所載之擬提呈決議案，並按如下指示於大會（或其任何續會）上代表本人／吾等以本人／吾等名義就有關決議案投票；如無任何指示，則由本人／吾等之代表酌情投票。

	決議案	贊成[附註四]	反對[附註四]
1.	省覽截至二零零六年十二月三十一日止年度之財務報表及董事會與核數師之報告書。		
2.	宣派截至二零零六年十二月三十一日止年度之末期股息。		
3.	(a) 選舉董事：		
	一 李建華		
	一 鍾錦光		
	一 香啓誠		
	(b) 授權董事會釐定董事酬金。		
4.	委聘核數師並授權董事會釐定彼等之酬金。		
5.	批准股東週年大會通告所載之第(A)至(C)項普通決議案：		
	第A項普通決議案	A	A
	第B項普通決議案	B	B
	第C項普通決議案	C	C

日期：二零零七年 __________ 月 __________ 日　　　　簽署[附註五] ______________

附註：

一、 請用正楷填上全名及地址，所有聯名持有人之姓名均須列出。

二、 請填上本代表委任表格所涉及以　閣下名義登記之股份數目。如無填報股份數目，則本代表委任表格將被視為與所有以　閣下名義登記之本公司股份有關。

三、 如欲委派大會主席以外之任何其他人士為受委代表，請將「大會主席或」等字樣刪去，並在空欄內填上　閣下所擬委派代表之姓名及地址。受委代表毋須為本公司股東，惟必須親自代表　閣下出席大會。本代表委任表格內之各項修改均須由簽署人簡簽示可。

四、 重要提示：　閣下如欲投票贊成某項決議案，請在「贊成」欄內加上「✓」號；　閣下如欲反對某項決議案，則請在「反對」欄內加上「✓」號。倘　閣下並無給予代表任何投票指示，則　閣下之代表可自行酌情投票。　閣下之受委代表亦可就任何有關於大會上提呈之決議案所作修訂自行酌情投票。

五、 本代表委任表格必須由　閣下或獲　閣下以書面正式授權之代理人簽署。如屬法人團體，則須加蓋公司印鑑或由獲正式授權之公司負責人或代理人親筆簽署。

六、 已簽署之本代表委任表格連同授權書或其他授權文件（如有）或經公證人證明之該等授權文件副本，最遲須於大會或其任何續會指定舉行時間48小時前送達本公司在香港之主要辦事處（地址為香港新界葵涌永業街1至3號忠信針織中心2樓），方為有效。

七、 倘屬股份之聯名持有人，名列首位之聯名持有人方可優先投票（不論親自或委派代表），其他聯名持有人概無投票權；就此而言，排名先後以在本公司股東名冊上就聯名持有股份而登記之次序為準。

八、 閣下在填妥及交回本代表委任表格後仍可按本身之意願出席大會。倘　閣下在遞交本代表委任表格後出席大會，則本代表委任表格將被視為已遭撤回。

TRULY®

TRULY INTERNATIONAL HOLDINGS LIMITED

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 0732)

Directors:
Lam Wai Wah, Steven
Wong Pong Chun, James
Cheung Tat Sang, James
Li Jian Hua
Ip Cho Ting, Spencer*
Heung Kai Sing*
Chung Kam Kwong*

(independent non-executive)*

Registered office:
P.O. Box 309
Grand Cayman
Cayman Islands
British West Indies

19 April 2007

To shareholders

Dear Sir or Madam,

PROXY FORM FOR ANNUAL GENERAL MEETING

The proxy form for the forthcoming Annual General Meeting of Truly International Holdings Limited (the "Company") to be held on 10 May 2007 (the "AGM") dispatched to the shareholders of the Company (the "Shareholders") on 17 April 2007 will need to be amended by the addition of a reference to a resolution to authorise the Board of Directors of the Company (the "Board") to fix the Directors' remuneration, separate from the resolutions to elect Directors. In this regard, the Board is pleased to enclose the amended proxy form for your reference and use.

Shareholders who wish to appoint a proxy should use the amended form of proxy enclosed and lodge it at the Company's principal office in Hong Kong at 2/F., Chung Shun Knitting Centre, 1–3 Wing Yip Street, Kwai Chung, New Territories, Hong Kong not less than 48 hours before the time appointed for the holding of the AGM or any adjournment thereof, whether or not they intend to be present at the AGM. The completion and return of the form of proxy will not preclude Shareholders from attending and voting in person at the AGM or any adjournment thereof should they so wish.

Yours faithfully,
By Order of the Board
LAM WAI WAH, STEVEN
Chairman

TRULY®

信利國際有限公司

(於開曼群島註冊成立之有限公司)

(股份代號:0732)

董事:
林偉華
黃邦俊
張達生
李建華
葉祖亭*
香啟誠*
鍾錦光*

註冊辦事處:
P.O. Box 309
Grand Cayman
Cayman Islands
British West Indies

(獨立非執行)*

敬啟者:

股東週年大會之
代表委任表格

於二零零七年四月十七日寄發予信利國際有限公司(「本公司」)股東有關本公司即將於二零零七年五月十日舉行的股東週年大會(「股東週年大會」)之代表委任表格將須作出修改,以加入涉及授權本公司董事會(「董事會」)釐定董事酬金的決議,與選舉董事的決議分開投票。就此而言,董事會欣然附奉經修訂之代表委任表格,供 閣下參考及使用。

有意委任代表之股東須使用隨附之經修訂代表委任表格,並不論出席與否,最遲須於股東週年大會或其任何續會指定舉行時間48小時前送達本公司之主要辦事處(地址為香港新界葵涌永業街1至3號忠信針織中心2樓)。股東填妥及交回代表委任表格後,仍可親身出席週年股東大會,並於會上投票。

此 致

列位股東 台照

承董事會命
主席
林偉華

二零零七年四月十九日

South China Morning Post 17/4/2007.

TRULY®

TRULY INTERNATIONAL HOLDINGS LIMITED

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 0732)

Notice of Annual General Meeting

NOTICE IS HEREBY GIVEN that the Annual General Meeting of the Company will be held at 2/F., Chung Shun Knitting Centre, 1–3 Wing Yip Street, Kwai Chung, New Territories, Hong Kong on Thursday, 10 May 2007 at 10:00 a.m. for the following purposes:

1. To receive and consider the Financial Statements and the Reports of the Directors and the Auditors for the year ended 31 December 2006.
2. To declare a final dividend for the year ended 31 December 2006.
3. To elect Directors and to authorise the Board of Directors to fix their remuneration.
4. To appoint Auditors and to authorise the Board of Directors to fix their remuneration.

As special business:

To consider and, if thought fit, pass the following resolutions with or without modifications, as Ordinary Resolutions:

5A. "THAT:

(a) subject to paragraph (b) below, the exercise by the Directors of the Company during the Relevant Period (as hereinafter defined) of all the powers of the Company to purchase shares in the capital of the Company be and is hereby generally and unconditionally approved;

(b) the aggregate nominal amount of shares which may be purchased by the Directors of the Company pursuant to the approval in paragraph (a) above shall not exceed 10 per cent of the aggregate nominal amount of the share capital of the Company in issue as at the date of the passing of this Resolution and the said approval shall be limited accordingly; and

(c) for the purpose of this Resolution "Relevant Period" means the period from the passing of this Resolution until whichever is the earlier of:

(i) the conclusion of the next Annual General Meeting of the Company;

(ii) the expiration of the period within which the next Annual General Meeting of the Company is required by law to be held; and

(iii) the revocation or variation of the authority given under this Resolution by ordinary resolution of the Company in general meeting."

5B. "THAT:

(a) subject to paragraph (c) below, the exercise by the Directors of the Company during the Relevant Period (as hereinafter defined) of all the powers of the Company to allot, issue and deal with additional shares in the capital of the Company, and to make or grant offers, agreements and options which might require the exercise of such power, be and is hereby generally and unconditionally approved;

(b) the approval in paragraph (a) above shall authorise the Directors of the Company during the Relevant Period to make or grant offers, agreements and options which might require the exercise of such power after the end of the Relevant Period;

(c) the aggregate nominal amount of shares allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the Directors of the Company pursuant to the approval in paragraph (a) above, otherwise than pursuant to (i) a Rights Issue (as hereinafter defined), (ii) the exercise of any option granted under any option scheme or similar arrangement for the time being adopted for the grant or issue to employees of the Company and/or any of its subsidiaries of options to subscribe for, or rights to acquire, shares of the Company, or (iii) the exercise of rights of subscription or conversion under the terms of any warrants issued by the Company, or any other securities which are convertible into shares of the Company, and from time to time outstanding, shall not exceed 20% of the aggregate nominal amount of the share capital of the Company in issue as at the date of the passing of this Resolution, and the said approval shall be limited accordingly; and

(d) for the purpose of this Resolution:

"Relevant Period" means the period from the passing of this Resolution until whichever is the earlier of:

(i) the conclusion of the next Annual General Meeting of the Company;

(ii) the expiration of the period within which the next Annual General Meeting of the Company is required by law to be held; and

(iii) the revocation or variation of the authority given under this Resolution by ordinary resolution of the Company in general meeting; and

"Rights Issue" means an offer of shares or other securities open for a period fixed by the Directors of the Company to holders of shares on the Register of Members of the Company on a fixed record date in proportion to their then holdings of such shares (subject to such exclusion or other arrangements as the Directors of the Company may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws or the requirements of any recognised regulatory body or any stock exchange in any territory outside Hong Kong)."

5C. "THAT the general mandate granted to the Directors of the Company to exercise the powers of the Company to allot, issue and deal with additional shares in the capital of the Company be and is hereby extended by adding to the aggregate nominal amount of shares which may be allotted or agreed conditionally or unconditionally to be allotted pursuant to such general mandate the aggregate nominal amount of shares in the capital of the Company purchased by the Company pursuant to the exercise by the Directors of the Company of the powers of the Company to purchase such shares (provided that such amount shall not exceed 10% of the aggregate nominal amount of the share capital of the Company in issue as at the date of the passing of this Resolution)."

By Order of the Board
Ng Sui Wa, Thomas
Company Secretary

Hong Kong, 17 April 2007

Notes:

(1) The Register of Members of the Company will be closed from 23 April 2007 to 27 April 2007, both days inclusive, during which period no transfers of shares will be registered.

(2) A member entitled to attend and vote at the above Meeting is entitled to appoint one or more proxies to attend and vote instead of him. A proxy need not be a member of the Company.

(3) In order to be valid, the instrument appointing a proxy and the power of attorney or other authority, if any, under which it is signed, or a notarially certified copy of that power of attorney or other authority, must be lodged at the Company's principal office in Hong Kong at 2nd Floor, Chung Shun Knitting Centre, 1–3 Wing Yip Street, Kwai Chung, New Territories, Hong Kong not less than 48 hours before the time fixed for holding the Meeting or any adjournment thereof.

(4) Concerning the ordinary resolutions set out in paragraphs 5B and 5C of the above notice, the approval is being sought from members as a general mandate in compliance with the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited. The Directors of the Company have no immediate plans to issue any new shares of the Company.

(5) Concerning the resolutions set out in paragraphs 5A, 5B and 5C of the above notice, a circular containing particulars of the proposed resolutions, a notice of the Annual General Meeting and an explanatory statement containing information regarding resolutions as set out in paragraphs 5A, 5B and 5C will be sent to shareholders with the Company's 2006 Annual Report.

As at the date of this announcement, the Board comprised Mr. Lam Wai Wah, Steven, Mr. Wong Pong Chun, James, Mr. Cheung Tat Sang, James and Mr. Li Jian Hua as executive directors and Mr. Chung Kam Kwong, Mr. Ip Cho Ting, Spencer and Mr. Heung Kai Sing as independent non-executive directors.

國際狙擊手索羅斯「一炒作」就像動物世界

則，專門攻擊弱者，這種做法往往能夠百發

TRULY®

信利國際有限公司

（於開曼群島註冊成立之有限公司）

（股份代號：0732）

股東週年大會通告

茲通告本公司謹定於二零零七年五月十日（星期四）上午十時假座香港新界葵涌永業街1至3號忠信針織中心2樓舉行股東週年大會，以討論下列事項：

1. 省覽截至二零零六年十二月三十一日止年度之財務報表及董事會與核數師之報告書。
2. 宣派截至二零零六年十二月三十一日止年度之末期股息。
3. 選舉董事並授權董事會釐定彼等之酬金。
4. 委聘核數師並授權董事會釐定彼等之酬金。

作為特別事項：

考慮並酌情通過下列決議案為普通決議案（不論有否修訂）：

5A. 「動議：

(a) 在下文(b)段規限下，全面及無條件批准本公司董事會於有關期間（定義見下文）內行使本公司一切權力購買本公司股本中之股份；

(b) 本公司董事會根據上文(a)段所述批准可購買之股份總面值不得超過本公司於通過本決議案當日之已發行股本總面值10%，故上述批准須受相應限制；及

(c) 就本決議案而言，「有關期間」指由通過本決議案當日至下列日期止之期間（以較早者為準）：

(i) 本公司下屆股東週年大會結束；

(ii) 法例規定本公司必須舉行下屆股東週年大會之指定期限屆滿之日；及

(iii) 於股東大會上通過本公司之普通決議案撤銷或修訂本決議案給予之授權。」

5B. 「動議：

(a) 在下文(c)段規限下，全面及無條件批准本公司董事會於有關期間（定義見下文）內行使本公司一切權力配發、發行及處理本公司股本中之額外股份，以及作出或授予可能須行使此項權力之售股建議、協議及購股權；

(b) 上文(a)段所述批准將授權本公司董事會於有關期間內作出或授予可能須於有關期間終結後始行使此項權力之售股建議、協議及購股權；

(c) 本公司董事會根據上文(a)段所述批准所配發或同意有條件或無條件予以配發（不論是否根據購股權而配發）之股份總面值（並非根據(i)配售新股（定義見下文）、(ii)行使任何根據當時就向本公司及／或其任何附屬公司之僱員授予或發行可認購本公司股份之購股權或購入本公司股份之權利而採納之任何購股權計劃或類似安排所授購股權、或(iii)根據本公司發行之任何認股權證或可兌換本公司股份之任何其他證券之條款行使尚未行使之認購權或換股權而配發者）不得超過本公司於通過本決議案當日之已發行股本總面值20%，故上述批准須受相應限制；及

(d) 就本決議案而言：

「有關期間」指由通過本決議當日至下列日期止之期間（以較早者為準）：

(i) 本公司下屆股東週年大會結束；

(ii) 法例規定本公司必須舉行下屆股東週年大會之指定期限屆滿之日；及

(iii) 於股東大會上通過本公司之普通決議案撤銷或修訂本決議案給予之授權；及

「配售新股」指本公司董事會於其指定之期間內向於指定記錄日期名列本公司股東名冊之股份持有人按彼等當時之持有該等股份之比例提呈發售股份或其他證券之建議（惟本公司董事會有權就零碎權益或就顧及法例或香港以外地區之任何認可監管機構或任何證券交易所之規定而產生之任何限制或責任而作出彼等認為必須或恰當之豁免或其他安排）。」

5C. 「動議擴大本公司董事會獲授予行使本公司權力配發、發行及處理本公司股本中額外股份之一般授權，於根據該項一般授權可能配發或同意有條件或無條件配發之股份總面值中，加入本公司在本公司董事會行使本公司購回股份權力之情況下購回之本公司股本中股份總面值，惟該數額不得超過本公司於通過本決議案當日之已發行股本總面值10%。」

承董事會命
公司秘書
吳瑞華

香港，二零零七年四月十七日

附註：

(1) 本公司將由二零零七年四月二十三日至二零零七年四月二十七日（首尾兩日包括在內）期間內暫停辦理股份過戶登記。

(2) 凡有權出席上述會議及於會上投票之股東均可委派一名或以上之代表代其出席會議，並代其投票。受委代表毋須為本公司股東。

(3) 代表委任表格及授權書或其他授權文件（如有）或經公證人證明之授權文件副本，最遲須於大會（或其任何續會）指定舉行時間四十八小時前送達本公司在香港之主要辦事處（地址為香港新界葵涌永業街1至3號忠信針織中心2樓），方為有效。

(4) 有關上述通告第5B段及第5C段所載普通決議案方面，本公司現遵照香港聯合交易所有限公司證券上市規則尋求股東給予一般授權。本公司之董事暫無計劃發行任何本公司之新股份。

(5) 有關上述通告第5A、5B及5C段所載決議案方面，載有有關提呈決議案之詳情、股東週年大會通告及載有關於第5A、5B及5C段所載決議案之資料之說明函件之通函將連同本公司之二零零六年年報一併寄予股東。

於本公佈日期，董事會包括執行董事林偉華先生、黃邦俊先生、張建生先生及李建華先生；以及獨立非執行董事鍾錦光先生、葉祖亭先生及香啟誠先生。


2007 Interim Report

TRULY®

Truly International Holdings Limited

(Incorporated in the Cayman Islands with limited liability)

Stock Code : 732

Contents

Financial Highlights

	For the six months ended 30 June		
	2007	2006	
	Unaudited	*Unaudited*	Change
	HK$'000	*HK$'000*	%
Revenue	**2,841,252**	2,214,034	+28
Gross profit	**603,063**	529,580	+14
Net profit for the period	**406,674**	347,592	+17
Basic EPS	**86.53 HK cents**	75.70 HK cents	+14

Chairman's Statement

I am pleased to announce the Group's unaudited interim results for the six months ended 30 June 2007 together with the successful commercial production in mid-July of our brand new Thin Film Transistor Liquid Crystal Display ("TFT-LCD") panel production line in the Group's manufacturing homebase in Shanwei, Guangdong Province, China. Truly's 2.5G TFT-LCD fab costing around HK$1.6 billion to build can process 30,000 pieces of 370mm x 470mm substrate per month in full manufacturing strength. Its main focus will be on our newly developed market segments including but not limited to the automotive industry, medical equipment, industrial control system, high end electronic consumer products and so on with much higher profit margins. The new production line featuring highly flexible manufacturing configurations through our proprietary design is able to allow rapid shift of production specification up to several times a day in contrast with the traditional technology of low switching capability. With this advantage, we are capable of accommodating sales orders that require highly customised designs and small volume but regularly long-term delivery, hence allowing our sales diversifications to command wider margins than those commoditised applications such as mobile phone displays.

Sales of LCD products during the first six months of the year accounted for almost 98% of the Group's overall business. Their respective turnover breakdowns for the period under the three major categories were TFT (58%), Colour Supertwisted Nematic ("CSTN") LCD (19%) and Mono STN and TN LCD's (23%). The sales performance of the European marketing team was seen to have a major breakthrough in developing new products and customers in this major geographical area of key importance in display application industry. Our hands-on experiences together with the various essential certifications under those categories such as ISO-16949 (automotive parts), ISO-13485 (medical devices), etc will be our winning tools for further penetration into this LCD market.

During the interim period, insufficient supply of TFT panels, persistently high energy prices, labour costs and production overheads had become the main obstacle of our business development. One of the possible solutions is to increase production efficiency and hence boosting profit margins by integrating more closely and extensively the front end panel production with the back end modules assembling processes and more importantly in one unique and favourable location. With this in mind and the rapid ramping up of the new TFT-LCD fab, Truly becomes the world's only total LCD solution provider who has a complete line up of in-house TN, MSTN, CSTN, OLED ("Organic Light Emitting Display") and TFT fabs within one manufacturing site. Together with the capability of manufacturing touch screen, printed circuit boards ("PCBs") including flexible PCB ("FPC") and high density interconnect board ("HDI") for Personal Multimedia Players, back light unit ("BLU") and compact camera modules ("CCM") within our Truly Industrial City complex, the integration of different production processes has become more and more intact and successful. As part of our continuous vertical integration process in production, a brand new touch panel assembly line capable of manufacturing the more versatile capacitive type touch screens is being installed and expected to commence mass production during these couple of months.

Barring unforeseen circumstances in the global commercial environment, our business and financial forecasts are still very promising. There are a number of valuable opportunities open to the management which are worth-the-while to seriously consider in the Group's medium and long-range plans of development. We are ready and confidence of meeting these challenges as we did over the past nearly 30 years in the Group's history.

Last but not least, I would like to thank our shareholders, business partners, staff and workers for their continuous support to the growth of the Group.

Lam Wai Wah, Steven
Chairman

Hong Kong, 30 August 2007

Condensed Consolidated Income Statement

Six months ended 30 June 2007

	Notes	Six months ended 30 June 2007 (Unaudited) HK$'000	2006 (Unaudited) HK$'000
REVENUE		**2,841,252**	2,214,034
Cost of sales		**(2,238,189)**	(1,684,454)
Gross profit		**603,063**	529,580
Other income		**8,804**	13,958
Distribution costs		**(41,213)**	(35,516)
Administrative expenses		**(82,060)**	(79,120)
PROFIT FROM OPERATIONS	2	**488,594**	428,902
Finance costs	3	**(21,367)**	(11,423)
Share of results of an associate		**(148)**	(199)
PROFIT BEFORE TAXATION		**467,079**	417,280
INCOME TAX EXPENSE	4		
– Hong Kong		**(20,000)**	(36,500)
– Overseas		**(40,405)**	(33,188)
		(60,405)	(69,688)
NET PROFIT FOR THE PERIOD		**406,674**	347,592
INTERIM DIVIDEND		**117,569**	107,354
EARNINGS PER SHARE	5		
Basic		**86.53 HK cents**	75.70 HK cents
Diluted		**86.33 HK cents**	74.93 HK cents

Condensed Consolidated Balance Sheet

At 30 June 2007

	Notes	**30 June 2007 (Unaudited) HK$'000**	31 December 2006 (Audited) HK$'000
NON-CURRENT ASSETS			
Property, plant and equipment		**2,700,832**	1,403,720
Deposits paid for acquisition of property, plant and equipment		**165,010**	427,238
Prepaid lease payments		**99,138**	99,089
Available-for-sale investments		**10,500**	10,500
Intangible assets		**7,964**	13,355
Interest in an associate		**684**	838
Deferred tax assets		**836**	836
Goodwill		**413**	413
		2,985,377	1,955,989
CURRENT ASSETS			
Inventories		**610,545**	519,078
Trade and other receivables	6	**644,600**	589,302
Tax recoverable		**–**	11,592
Amount due from an associate		**352**	352
Bank balances and cash		**479,762**	1,018,228
		1,735,259	2,138,552
CURRENT LIABILITIES			
Trade and other payables	7	**959,443**	863,786
Tax liabilities		**35,101**	51,308
Bank borrowings		**349,072**	566,696
		1,343,616	1,481,790
NET CURRENT ASSETS		**391,643**	656,762
TOTAL ASSETS LESS CURRENT LIABILITIES		**3,377,020**	2,612,751

Condensed Consolidated Balance Sheet *(Continued)*

At 30 June 2007

	30 June 2007 (Unaudited) HK$'000	31 December 2006 (Audited) HK$'000
NON-CURRENT LIABILITIES		
Bank borrowings	**682,682**	207,844
Deferred tax liabilities	**38,905**	38,905
	721,587	246,749
	2,655,433	2,366,002
CAPITAL AND RESERVES		
Share capital	**46,997**	46,830
Reserves	**2,608,436**	2,319,172
	2,655,433	2,366,002

Condensed Consolidated Statement of Changes in Equity

	Six months ended 30 June	
	2007	2006
	(Unaudited)	*(Unaudited)*
	HK$'000	*HK$'000*
Total shareholders' funds as at 1 January	**2,366,002**	1,938,045
Exchange differences arising on translation of overseas operations not recognised in the income statement	**(3,549)**	982
Issue of shares under share option scheme	**3,665**	18,095
Net profit for the period	**406,674**	347,592
Dividend paid	**(117,359)**	(114,626)
Total shareholders' funds as at 30 June	**2,655,433**	2,190,088

Condensed Consolidated Cash Flow Statement

	Six months ended 30 June	
	2007	2006
	(Unaudited)	*(Unaudited)*
	HK$'000	*HK$'000*
Net cash from/(used in) operating activities	**456,423**	(140,743)
Net cash used in investing activities	**(1,113,577)**	(110,028)
Net cash from financing activities	**122,153**	52,682
Net decrease in cash and cash equivalents	**(535,001)**	(198,089)
Cash and cash equivalents at beginning of the period	**1,018,228**	848,436
Effect of foreign exchange rate changes	**(3,465)**	(777)
Cash and cash equivalents at end of the period – represented by bank balances and cash	**479,762**	649,570

1. Accounting policies

The unaudited condensed consolidated interim financial statements are prepared in accordance with the applicable disclosure requirements of Appendix 16 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Exchange") and with Hong Kong Accounting Standard ("HKAS") 34 "Interim financial reporting" issued by the Hong Kong Institute of Certified Public Accountants (the "HKICPA"). The accounting policies and basis of preparation used in the preparation of the interim financial statements are the same as those used in the annual financial statements for the year ended 31 December 2006, except as described below.

In the current period, the Group has adopted, for the first time, a number of new standards, amendments and interpretations (hereinafter collectively referred to as the "new HKFRSs") issued by the HKICPA, which are effective for accounting periods beginning on or after 1 January 2007.

The adoption of these new HKFRSs has had no material effect on how the results of operations and financial position of the Group are prepared and presented. The Group has not early applied the following new HKFRSs that have been issued but are not yet effective. The Group has commenced considering the potential impact of those new HKFRSs but is not yet in a position to determine whether they would have a significant impact on how its results of operations and financial position are presented. Those new HKFRSs may result in changes in the future as to how the results and financial position are presented.

HKAS 23 (Revised)	Borrowing Costs[1]
HKFRS 8	Operating Segments[1]
HK(IFRIC)-Int 11	HKFRS 2 – Group and Treasury Share Transactions[2]
HK(IFRIC)-Int 12	Service Concession Arrangements[3]

[1] Effective for annual periods beginning on or after 1 January 2009.

[2] Effective for annual periods beginning on or after 1 March 2007.

[3] Effective for annual periods beginning on or after 1 January 2008.

The interim results are unaudited, but have been reviewed by the Audit Committee which is of the opinion that such financial statements complied with the applicable accounting standards, and that adequate disclosures have been made.

2. Profit from operations

The Group's profit from operations is arrived at after charging:

	Six months ended 30 June	
	2007	2006
	(Unaudited)	*(Unaudited)*
	HK$'000	*HK$'000*
Depreciation on fixed assets	**84,381**	75,298
Amortisation on development expenditure	**5,313**	4,727
Staff costs, inclusive of directors' remuneration	**135,136**	97,113

3. Finance costs

	Six months ended 30 June	
	2007	2006
	(Unaudited)	*(Unaudited)*
	HK$'000	*HK$'000*
Interest on:		
Bank borrowings wholly repayable within five years	**21,367**	11,423

4. Income tax expense

Hong Kong Profits Tax is calculated at 17.5% (2006: 17.5%) of the estimated assessable profits for the period.

Overseas taxation is calculated at the rates prevailing in the respective jurisdiction.

5. Earnings per share

The calculations of the basic and diluted earnings per share are based on the following data:

	Six months ended 30 June	
	2007	2006
	(Unaudited)	*(Unaudited)*
	HK$'000	*HK$'000*
Earnings for the purposes of basic and diluted earnings per share	**406,674**	347,592
	Number of shares	*Number of shares*
Weighted average number of ordinary shares for the purposes of basic earnings per share	**469,966,000**	459,148,000
Effect of dilutive share options	**1,123,000**	4,732,000
Weighted average number of ordinary shares for the purposes of diluted earnings per share	**471,089,000**	463,880,000

6. Trade and other receivables

The Group has a policy of allowing an average credit terms ranging from 30 to 90 days to its trade customers.

	30 June 2007 ***(Unaudited)*** ***HK$'000***	31 December 2006 *(Audited)* *HK$'000*
Aged analysis of trade receivables:		
Within 60 days	**485,967**	442,116
61 to 90 days	**36,103**	43,761
More than 90 days	**53,784**	53,636
	575,854	539,513
Deposits and prepayments	**68,746**	49,789
	644,600	589,302

7. Trade and other payables

	30 June 2007 ***(Unaudited)*** ***HK$'000***	31 December 2006 *(Audited)* *HK$'000*
Aged analysis of trade payables:		
Within 60 days	**518,518**	472,881
61 to 90 days	**142,407**	93,982
More than 90 days	**95,163**	87,854
	756,088	654,717
Other payables and accrued charges	**203,355**	209,069
	959,443	863,786

Results

The Group's turnover for the six months ended 30 June 2007 amounted to HK$2.84 billion (2006: HK$2.21 billion). Profit for the period was HK$407 million (2006: HK$348 million).

Segmental Information

	Six months ended 30 June 2007		Six months ended 30 June 2006	
	Turnover	**Contribution**	Turnover	Contribution
	HK$'000	***HK$'000***	*HK$'000*	*HK$'000*
By geographical segments:				
The People's Republic of China	**2,260,813**	**388,302**	1,794,255	337,684
South Korea	**249,532**	**43,038**	107,888	20,345
Japan	**49,406**	**8,521**	54,404	10,242
Hong Kong	**85,209**	**13,687**	85,529	16,160
Europe	**135,158**	**22,879**	94,648	18,140
Elsewhere	**61,134**	**6,976**	77,310	15,459
	2,841,252	**483,403**	2,214,034	418,030
Interest income from bank deposits		**5,737**		11,313
Unallocated corporate expenses		**(546)**		(441)
Profit from operations		**488,594**		428,902
By business segments:				
Liquid crystal display products	**2,775,729**	**478,738**	2,149,685	404,407
Electronic consumer products	**65,523**	**4,665**	64,349	13,623
	2,841,252	**483,403**	2,214,034	418,030
Interest income from bank deposits		**5,737**		11,313
Unallocated corporate expenses		**(546)**		(441)
Profit from operations		**488,594**		428,902

Business Review and Outlook

Following the robust growth in sales during the first quarter of 2007, strong momentum was still maintained and extended to the second quarter. Turnover of LCD products for the first half year period (HK$2.78 billion) which was a record in the Group's history reported a 29% increase over the same period last year. Unaudited consolidated turnover for the six months ended 30 June 2007 was HK$2.84 billion which was about 28% more than the last corresponding period (HK$2.21 billion). Unaudited net profit for the period was about HK$407 million representing an increase of approximately 17% over the same period in 2006 (HK$348 million). During the interim period, both gross and net profit margins were however down from 23.9% and 15.7% to 21.2% and 14.3% respectively.

Although we were able to keep a healthy and decent business growth during the first six month period, the tight TFT panel supply in the display market had inevitably limited our ability to answer some of the customers' enquiries for orders of potentially higher mark-ups. With overall increases in labour costs and factory overheads, commoditised display applications of comparatively lower profit margins will be eventually placed in our second or lower priority for the LCD product and business development in the medium to long run. We expect this situation will be gradually improved when our in-house TFT-LCD production line is in the optimal operating condition which will effectively serve customers of those non-commoditised LCD applications. By that time, the Group's profit margins will be significantly enhanced.

In addition to housing the various LCD and peripheral production facilities, our Shanwei factory site now occupying a total of 730,000 square meter of developed and reserved land area is now backed by more than 10,000 workforces the majority of which are either technical staff of high calibre and tertiary education or well-trained and skilful workers. By these strong human resource supports and the advanced technology we acquired via machinery upgrade and years of product development, we strongly believe we would be able to meet all the customers' needs and most of their special requirements.

Early this year, we strategically relocated our marketing office from Germany to the UK for the purpose of monitoring the business performance of the various regional sales representatives in that area and as a field engineering support base for customers in Europe. Together with our decision to reinforce the marketing function in the form of Representative Sales Agreement starting from late 2005, it was well proven to be successful as reflected in the 2006 final and 2007 interim results. At the same time, the Hong Kong warehouse has been upgraded as a more spacious and well-equipped logistic centre to handle expanded businesses while the Hong Kong marketing office is prepared to recruit more sales and customer service personnel to cater for the huge market opportunities.

Liquidity and Financial Resources

There were no material changes in the assets and liabilities of the Group as at 30 June 2007 compared to the last financial year end at 31 December 2006, except the changes in fixed assets and other non-current assets being the Group's new TFT-LCD panel production line substantially installed as at the balance sheet date. The current ratio was maintained at a level of around 1.3.

At the balance sheet date, the outstanding bank borrowings, net of cash and bank balances, were HK$552 million (2006: net cash position of HK$57 million). Among the total gross borrowings of HK$1,032 million, HK$349 million were repayable within a year with the remaining balances repayable within a period of two to three years.

Capital expenditure of approximately HK$600 million for the next three years in respect of acquisition of property, plant and equipment was authorized but not contracted for. Their expected sources of funding will be substantially from internal reserves.

General

Except for 1,669,000 ordinary shares issued upon the same number of staff's share options exercised at HK$2.196, there was no other change to the capital structure of the Group during the six months ended 30 June 2007. The issued and fully paid share capital of the Company was therefore increased by HK$167,000.

The state of the Group's current order books is very good.

Except for investments in subsidiaries, an associate and the long-term investment in a Japanese corporation, neither the Group nor the Company had held any material investments during the six months ended 30 June 2007.

There were no material acquisitions and disposals of subsidiaries and associated companies in the course of the financial period.

There are more than 10,000 workers and employees currently employed in the Group's Shan Wei factory and around 100 staff in our Hong Kong office.

The Group had no material contingent liabilities. Exposure to fluctuations in exchange rates has been properly hedged.

Interim Dividend

The Directors have resolved to pay an interim dividend of 25 HK cents per share (2006: 23 HK cents) to shareholders whose names appear on the Register of Members on 12 October 2007. It is expected that the interim dividend payments will be made to shareholders on 17 October 2007.

Closure of Register of Members

The Register of Members will be closed from 8 October 2007 to 12 October 2007, both dates inclusive, during which period no transfer of shares can be registered. In order to qualify for the interim dividend, all transfers accompanied by relevant share certificates must be lodged with the Company's Branch Share Registrars, Tricor Secretaries Limited, at 26/F., Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong for registration not later than 4:00 p.m. on 5 October 2007.

Directors' Interests in Shares and Underlying Shares

At 30 June 2007, the interests of the directors and their associates in the shares and underlying shares of the Company and its associated corporations, as recorded in the register maintained by the Company pursuant to Section 352 of the Securities and Futures Ordinance, or otherwise notified to the Company and the Stock Exchange of Hong Kong Limited pursuant to the Model Code for Securities Transactions by Directors of Listed Companies, were as follows:

Long positions

(a) Ordinary shares of HK$0.1 each of the Company

Name of director	Capacity	Number of issued ordinary shares held	Percentage of the issued share capital of the Company
Lam Wai Wah, Steven	Beneficial owner	207,072,000	44.06%
	Held by spouse *(Note 1)*	12,750,000	2.71%
		219,822,000	46.77%
Wong Pong Chun, James	Beneficial owner	5,710,000	1.22%
	Held by spouse *(Note 2)*	100,000	0.02%
		5,810,000	1.24%
Cheung Tat Sang, James	Beneficial owner	1,000,000	0.21%
Li Jian Hua	Beneficial owner	1,238,000	0.26%
		227,870,000	48.48%

(b) Share options

Name of director	Capacity	Number of options held	Name of underlying shares
Lam Wai Wah, Steven	Beneficial owner	–	–
Wong Pong Chun, James	Beneficial owner	8,900,000	8,900,000
Cheung Tat Sang, James	Beneficial owner	10,850,000	10,850,000
Li Jian Hua	Beneficial owner	4,400,000	4,400,000
	Held by spouse *(Note 3)*	4,400,000	4,400,000
		8,800,000	8,800,000
		28,550,000	28,550,000

Notes:

1. Lam Wai Wah, Steven is deemed to be interested in 12,750,000 ordinary shares of the Company, being the interests held beneficially by his spouse, Chung King Yee, Cecilia.

2. Wong Pong Chun, James is deemed to be interested in 100,000 ordinary shares of the Company, being the interests held beneficially by his spouse, Lai Ching Mui, Stella.

3. Li Jian Hua is deemed to be interested in 4,400,000 share options of the Company, being the interests held beneficially by his spouse, Guo Yu Yan.

Other than as disclosed above, none of the directors nor their associates had any interests or short positions in any shares and underlying shares of the Company or any of its associated corporations as at 30 June 2007.

Share Options

Details of the share options outstanding as at 30 June 2007 which have been granted under share option schemes adopted respectively on 22 May 2001, 22 December 2003 and 15 June 2006 were as follows:

Name	Capacity	Number of options outstanding at 1.1.07	Granted	Exercised (Note 1)	Number of options outstanding at 30.6.07
Lam Wai Wah, Steven *(Note 2)*	Director/Substantial shareholder	–	–	–	–
Wong Pong Chun, James	Director	8,900,000	–	–	8,900,000
Cheung Tat Sang, James	Director	11,600,000	–	(750,000)	10,850,000
Li Jian Hua	Director	4,400,000	–	–	4,400,000
Guo Yu Yan	Spouse of Director	4,400,000	–	–	4,400,000
		8,800,000	–	–	8,800,000
Others	Employees	32,163,000	–	(919,000)	31,244,000
		61,463,000	–	(1,669,000)	59,794,000

Notes:

1. 1,669,000 share options were exercised during the six months ended 30 June 2007 under the old share option scheme adopted on 22 May 2001 at an exercise price of HK$2.196.

2. Other than the share options previously granted to Lam Wai Wah, Steven, no share option has been granted to other substantial shareholders.

Other than as disclosed above, no other share option was granted, cancelled, lapsed or exercised under those share option schemes of the Company during the period.

Arrangement to Acquire Shares or Debentures

Other than the share option schemes disclosed above, at no time during the period was the Company or any of its subsidiaries a party to any arrangements to enable the directors of the Company to acquire benefits by means of the acquisition of shares in, or debentures of, the Company or any other body corporate.

Substantial Shareholders

As at 30 June 2007, the register of substantial shareholders maintained by the Company pursuant to Section 336 of the Securities and Futures Ordinance shows that other than the interests disclosed above in respect of Lam Wai Wah, Steven, the following shareholders had notified the Company of relevant interests in the issued share capital of the Company.

Long positions

Ordinary shares of HK$0.1 each of the Company

Name of shareholder	Capacity	Number of issued ordinary shares held	Percentage of the issued share capital of the Company
Chan Kin Sun *(Note)*	Beneficial owner	28,900,000	6.15%
	Held by spouse	9,856,000	2.10%
		38,756,000	8.25%
Chan Lai Lan	Beneficial owner	25,896,000	5.51%

Note: Chan Kin Sun and his spouse, Cheng Kwan Ying, Jennifer, are deemed to be interested in 38,756,000 shares of the Company.

Other than as disclosed above, the Company has not been notified of any other relevant interests or short positions in the issued share capital of the Company as at 30 June 2007.

Purchase, Sale or Redemption of Security

No purchase, sale or redemption was made by the Company or its subsidiaries of the Company's listed securities during the period.

Model Code

None of the Directors of the Company is aware of information that would reasonably indicate that the Company was not in the period under review in compliance with the Model Code for Securities Transactions by Directors of Listed Issuers as set out in Appendix 10 to the Rules Governing the Listing of Securities (the "Listing Rules") on the Stock Exchange of Hong Kong Limited.

Audit Committee

The Company has an audit committee which was established in accordance with the code provisions of the Corporate Governance Code (the "Code") for the purposes of reviewing and providing supervision over the Group's financial reporting matters and internal controls. The Audit Committee comprises all the three independent non-executive directors namely Mr. Chung Kam Kwong, being the Committee Chairman, Mr. Ip Cho Ting, Spencer and Mr. Heung Kai Sing. Mr. Wong Pong Chun, James, being an executive director is also a member of the Committee and they meet at least four times a year.

Remuneration and Nomination Committees

The Company has a remuneration and nomination committee separately which were established in accordance with the relevant requirements of the Code. The two Committees are chaired by Mr. Chung Kam Kwong, an independent non-executive director and comprise three other members namely Mr. Ip Cho Ting, Spencer and Mr. Heung Kai Sing, being independent non-executive directors and Mr. Wong Pong Chun, James, being an executive director of the Company.

Corporate Governance

We have complied with all the applicable code provisions set out in the Code on Corporate Governance Practices in Appendix 14 of the Listing Rules throughout the six months ended 30 June 2007, except for a major deviation as below:

- **Code Provision A.2.1**

  The roles of the Chairman and the Chief Executive are not separated and are performed by the same individual, Mr. Lam Wai Wah, Steven. The Board will meet regularly to consider major matters affecting the operations of the Company. The Board considers that this structure will not impair the balance of power and authority between the Board and the Company's management and believes that this structure will enable us to make and implement decisions promptly and efficiently.

Publications of Interim Results and Interim Report

The interim results announcement and this 2007 Interim Report are published on the website of the Hong Kong Exchanges and Clearing Limited at www.hkex.com.hk and on the website of the Company at www.truly.com.hk.

By Order of the Board
Lam Wai Wah, Steven
Chairman

Hong Kong, 30 August 2007

As at the date of this report, the Board comprised Mr. Lam Wai Wah, Steven, Mr. Wong Pong Chun, James, Mr. Cheung Tat Sang, James and Mr. Li Jian Hua as executive directors and Mr. Chung Kam Kwong, Mr. Ip Cho Ting, Spencer and Mr. Heung Kai Sing as independent non-executive directors.


2007中期報告

TRULY®

信利國際有限公司

(於開曼群島註冊成立之有限公司)

股份代號：732

目錄

財務摘要

	截至六月三十日止六個月		
	二零零七年	二零零六年	
	未經審核	*未經審核*	變動
	千港元	*千港元*	%
收益	**2,841,252**	2,214,034	+28
毛利	**603,063**	529,580	+14
本期間純利	**406,674**	347,592	+17
每股基本盈利	**86.53 港仙**	75.70 港仙	+14

主席報告書

本人欣然公佈本集團截至二零零七年六月三十日止六個月的未經審核中期業績，以及本集團位於中國廣東省汕尾市的生產基地於七月中成功為集團嶄新的薄膜電晶體液晶顯示器（「TFT-LCD」）面板進行商業投產。信利的2.5代TFT-LCD廠房耗資約16億港元興建，全面投產後，每月可處理30,000塊370毫米x470毫米的基板。該廠房將專注於我們新開發的市場環節，包括但不限於盈利率顯著較高的汽車及醫療設備、工業控制系統、高端消費電子產品等。有別於改裝能力較低的傳統技術，我們的專有設計有助全新的生產線進行極度靈活的生產配置，故此，製造規格能夠在一天內數度迅速改變。基於這項優勢，我們能夠應付要求設計個性化、產量小但須定期及長期付貨的銷售訂單，並實現產品多元化，以及賺取較手提電話顯示屏等商品化應用產品較高的邊際利潤。

本年首六個月的LCD產品銷售約佔本集團整體業務近98%，當中三大類別於期內的各自營業額劃分如下: TFT (58%)、彩色超扭曲向列型（「CSTN」）LCD (19%)及單色STN和TN LCD (23%)。歐洲市場推廣隊伍的銷售表現顯示，在對顯示器應用行業來説舉足輕重的這個主要地區，我們在開發新產品及客戶方面均取得重大突破。集團的實際經驗及為這些產品類別取得的多項必要證書，例如ISO-16949（汽車零件）、ISO-13485（醫療設備）等，將成為我們進一步滲透這類LCD市場的必勝工具。

在中期業績期間，TFT面板供應不足、能源價格、勞工成本及經常性生產開支高企，成為業務發展的主要障礙。其中一個可行的解決方法是把前端面板生產與後端模組裝配工序更緊密及廣泛整合，而更重要的是在一個獨特及有利的地點進行，以提升生產效率，從而提高盈利率。有鑑於此，加上全新TFT-LCD廠房加快增產，信利已成為全球唯一具備全系列TN, MSTN, CSTN, OLED（「有機發光顯示器」）及TFT自主技術，在同一生產基地提供全套液晶體顯示屏方案之生產商，加上輕觸式屏幕、印製電路板（「PCBs」），包括軟式PCB（「FPC」）及為個人多媒體播放機而設的高密度互連印刷板（「HDI」）、背光板模組（「BLU」）及微型相機模組（「CCM」）之生產能力，不同工序之整合將更加緊密和成功。作為持續把生產工序垂直整合的計劃的部份措施，我們現正安裝一條全新的觸控面板裝配生產線，該生產線可生產用途更廣泛的電容式觸控面板，並預期將於未來數月開始大規模投產。

若環球營商環境並無不可預見的情況，我們對業務及財務的預測仍然非常樂觀。在本集團的中長線發展計劃中，值得管理層認真考慮的寶貴商機不少。本集團將秉承過去接近30年的營運模式，時刻對迎接挑戰作好準備並充滿信心。

最後，本人謹此感謝我們的股東、業務夥伴及職工對本集團業務增長一直以來的支持。

主席
林偉華

香港，二零零七年八月三十日

簡明綜合收益表

截至二零零七年六月三十日止六個月

	附註	截至六月三十日止六個月 二零零七年 (未經審核) 千港元	二零零六年 (未經審核) 千港元
收益		**2,841,252**	2,214,034
銷售成本		**(2,238,189)**	(1,684,454)
毛利		**603,063**	529,580
其他收入		**8,804**	13,958
分銷成本		**(41,213)**	(35,516)
行政費用		**(82,060)**	(79,120)
經營溢利	2	**488,594**	428,902
財務費用	3	**(21,367)**	(11,423)
應佔一家聯營公司業績		**(148)**	(199)
除税前溢利		**467,079**	417,280
所得税開支	4		
一香港		**(20,000)**	(36,500)
一海外		**(40,405)**	(33,188)
		(60,405)	(69,688)
本期間純利		**406,674**	347,592
中期股息		**117,569**	107,354
每股盈利	5		
基本		**86.53港仙**	75.70港仙
攤薄		**86.33港仙**	74.93港仙

簡明綜合資產負債表

於二零零七年六月三十日

	附註	二零零七年 六月三十日 (未經審核) 千港元	二零零六年 十二月三十一日 (經審核) 千港元
非流動資產			
物業、廠房及設備		**2,700,832**	1,403,720
就收購物業、廠房及設備支付按金		**165,010**	427,238
預付租賃款項		**99,138**	99,089
可供出售投資		**10,500**	10,500
無形資產		**7,964**	13,355
一家聯營公司之權益		**684**	838
遞延税項資產		**836**	836
商譽		**413**	413
		2,985,377	1,955,989
流動資產			
存貨		**610,545**	519,078
應收賬項及其他應收款項	6	**644,600**	589,302
可收回税項		**—**	11,592
應收一家聯營公司款項		**352**	352
銀行結存及現金		**479,762**	1,018,228
		1,735,259	2,138,552
流動負債			
應付賬項及其他應付款項	7	**959,443**	863,786
税項負債		**35,101**	51,308
銀行借貸		**349,072**	566,696
		1,343,616	1,481,790
流動資產淨額		**391,643**	656,762
資產總額減去流動負債		**3,377,020**	2,612,751

簡明綜合資產負債表（續）

於二零零七年六月三十日

	二零零七年 六月三十日 *（未經審核）* *千港元*	二零零六年 十二月三十一日 *（經審核）* *千港元*
非流動負債		
銀行借貸	**682,682**	207,844
遞延税項負債	**38,905**	38,905
	721,587	246,749
	2,655,433	2,366,002
資本及儲備		
股本	**46,997**	46,830
儲備	**2,608,436**	2,319,172
	2,655,433	2,366,002

簡明綜合權益變動表

	截至六月三十日止六個月	
	二零零七年	二零零六年
	(未經審核)	*(未經審核)*
	千港元	*千港元*
於一月一日之股東資金總額	**2,366,002**	1,938,045
換算海外經營業務所產生而未於收益表內確認之外滙差額	**(3,549)**	982
根據購股權計劃發行股份	**3,665**	18,095
本期間純利	**406,674**	347,592
已付股息	**(117,359)**	(114,626)
於六月三十日之股東資金總額	**2,655,433**	2,190,088

簡明綜合現金流量表

	截至六月三十日止六個月	
	二零零七年	二零零六年
	(未經審核)	*(未經審核)*
	千港元	*千港元*
經營業務產生／（耗用）之淨額現金	**456,423**	(140,743)
投資業務所耗用之淨額現金	**(1,113,577)**	(110,028)
融資業務所產生之淨額現金	**122,153**	52,682
現金及現金等值項目減少淨額	**(535,001)**	(198,089)
期初之現金及現金等值項目	**1,018,228**	848,436
滙率變動之影響	**(3,465)**	(777)
期終之現金及現金等值項目 一即銀行結存及現金	**479,762**	649,570

簡明綜合財務報表附註

1. 會計政策

未經審核簡明綜合中期財務報表乃按照香港聯合交易所有限公司(「聯交所」)證券上市規則附錄十六之適用披露要求及由香港會計師公會(「香港會計師公會」)發出之香港會計準則(「香港會計準則」)第34號「中期財務申報」而編製。編製中期財務報表時所採用之會計政策及編製基準與截至二零零六年十二月三十一日止年度之年度財務報表所採用者相同,惟下文所述者除外。

於本期間,本集團首次採納由香港會計師公會發出之多項新訂準則、修訂及詮釋(下文統稱「新香港財務申報準則」),此等準則均於二零零七年一月一日或之後開始之會計期間生效。

採納此等新香港財務申報準則對本集團之經營業績及財務狀況之編製及呈報方式並無構成重大影響。本集團並無在財務報表中提早採用以下已頒佈但尚未生效之新香港財務申報準則。本集團已開始評估該等新準則構成之潛在影響,惟目前不宜確定是否將對經營業績及財務狀況之呈報方式構成重大影響。該等新香港財務申報準則或會於日後對經營業績及財務狀況之呈報方式作出改變。

香港會計準則第23號(修訂本)	借貸成本[1]
香港財務報告準則第8號	經營分類[1]
香港(IFRIC)詮釋第11號	香港財務報告準則第2號-集團及庫存股份交易[2]
香港(IFRIC)詮釋第12號	服務特許權安排[3]

[1] 由二零零九年一月一日或之後開始之年度期間生效。

[2] 由二零零七年三月一日或之後開始之年度期間生效。

[3] 由二零零八年一月一日或之後開始之年度期間生效。

中期業績為未經審核,惟已經由審核委員會審閱。審核委員會認為,該等財務報表已符合適用之會計準則,亦已作出充分披露。

2. 經營溢利

本集團之經營溢利於扣除以下各項後達致：

	截至六月三十日止六個月	
	二零零七年	二零零六年
	（未經審核）	*（未經審核）*
	千港元	*千港元*
固定資產之折舊	**84,381**	75,298
開發開支之攤銷	**5,313**	4,727
員工成本（包括董事酬金）	**135,136**	97,113

3. 財務費用

	截至六月三十日止六個月	
	二零零七年	二零零六年
	（未經審核）	*（未經審核）*
	千港元	*千港元*
利息：		
須於五年內全數償還之銀行借貸	**21,367**	11,423

4. 所得税開支

香港利得税乃對期內估計應課税溢利按税率17.5%（二零零六年：17.5%）計算。

海外税項按各司法權區之適用税率計算。

5. 每股盈利

每股基本及攤薄盈利乃根據下列數據計算：

	截至六月三十日止六個月	
	二零零七年	二零零六年
	（未經審核）	*（未經審核）*
	千港元	*千港元*
用以計算每股基本及攤薄盈利之盈利	**406,674**	347,592
	股份數目	*股份數目*
用以計算每股基本盈利之普通股加權平均數	**469,966,000**	459,148,000
具攤薄性質之購股權之影響	**1,123,000**	4,732,000
用以計算每股攤薄盈利之普通股加權平均數	**471,089,000**	463,880,000

6. 應收賬項及其他應收款項

本集團之政策為向其貿易客戶給予介乎平均30至90日不等之信貸期。

	二零零七年 六月三十日 *(未經審核)* *千港元*	二零零六年 十二月三十一日 *(經審核)* *千港元*
應收賬項之賬齡分析：		
60日內	**485,967**	442,116
61至90日	**36,103**	43,761
超過90日	**53,784**	53,636
	575,854	539,513
按金及預付款項	**68,746**	49,789
	644,600	589,302

7. 應付賬項及其他應付款項

	二零零七年 六月三十日 *(未經審核)* *千港元*	二零零六年 十二月三十一日 *(經審核)* *千港元*
應付賬項之賬齡分析：		
60日內	**518,518**	472,881
61至90日	**142,407**	93,982
超過90日	**95,163**	87,854
	756,088	654,717
其他應付款項及應計費用	**203,355**	209,069
	959,443	863,786

管理層討論及分析

業績

本集團於截至二零零七年六月三十日止六個月之營業額達2,840,000,000港元（二零零六年：2,210,000,000港元）。本期間溢利為407,000,000港元（二零零六年：348,000,000港元）。

分類資料

	截至二零零七年六月三十日止六個月		截至二零零六年六月三十日止六個月	
	營業額	**貢獻**	營業額	貢獻
	千港元	*千港元*	*千港元*	*千港元*
按地區分類：				
中華人民共和國	**2,260,813**	**388,302**	1,794,255	337,684
南韓	**249,532**	**43,038**	107,888	20,345
日本	**49,406**	**8,521**	54,404	10,242
香港	**85,209**	**13,687**	85,529	16,160
歐洲	**135,158**	**22,879**	94,648	18,140
其他	**61,134**	**6,976**	77,310	15,459
	2,841,252	**483,403**	2,214,034	418,030
銀行存款利息收入		**5,737**		11,313
未分配之公司開支		**(546)**		(441)
經營溢利		**488,594**		428,902
按業務分類：				
液晶體顯示器產品	**2,775,729**	**478,738**	2,149,685	404,407
電子消費產品	**65,523**	**4,665**	64,349	13,623
	2,841,252	**483,403**	2,214,034	418,030
銀行存款利息收入		**5,737**		11,313
未分配之公司開支		**(546)**		(441)
經營溢利		**488,594**		428,902

業務回顧及前景

繼二零零七年首季錄得可觀的銷售增長後，強勁的動力仍得以維持，並延續至第二季。上半年LCD產品的營業額達27.8億港元，是本集團歷史新高，較去年同期增加29%。截至二零零七年六月三十日止六個月的未經審核綜合營業額為28.4億港元，較去年同期的22.1億港元增加約28%。期內的未經審核純利約為4.07億港元，較二零零六年同期的3.48億港元增加約17%。於中期業績期內，毛利率及純利率卻分別從23.9%及15.7%下降至21.2%及14.3%。

儘管本集團於首六個月期間仍能保持穩健的業務增長，但顯示器市場的TFT面板供應緊張，難免限制我們回應部份客戶對盈利率可能較高的訂單的查詢。鑑於勞工成本及工廠的經常性生產開支整體上漲，故在LCD產品及業務的中長線發展中，盈利率相對較低的商品化顯示器應用產品將最終位處次要位置。我們預期這個情況將逐步改善，因為當我們的TFT-LCD自家生產線全面投產時，將可為該等非商品化LCD應用產品的客戶提供服務。屆時，本集團的盈利率將可顯著提高。

本集團的汕尾廠址目前的已發展及儲備土地面積合共達730,000平方米，除設置多項LCD及週邊生產設施外，亦聘用超過10,000名員工，當中大多數為優秀的技術員工，以及曾接受大專教育或經嚴格訓練及技術精湛的員工。憑藉這些優厚的人力資源以及透過提升機器所得的先進技術和多年的產品開發經驗，我們深信我們將可應付客戶的所有需要及其大部份特別要求。

本年初，我們基於策略性考慮而把市場推廣辦事處從德國遷往英國，以便監察當地多名地區銷售代表的業務表現，並把辦事處作為歐洲客戶的實地工程支援基地。此外，我們決定自二零零五年底開始以代表銷售協議的形式加強市場推廣。如我們的二零零六年全年業績及二零零七年中期業績所示，有關策略相當成功。同時，香港的貨倉亦已提升為較寬敞及設備較完善的物流中心，以應付業務增長，而香港市場推廣辦事處亦準備招聘更多銷售及客戶服務人員，以掌握龐大的市場機遇。

流動資金及財政資源

與上一個財政年度結束日（即二零零六年十二月三十一日）比較，除固定資產及其他非流動資產之變動，即本集團於結算日已大致安裝完成之新TFT-LCD面板生產線外，於二零零七年六月三十日之資產及負債並無重大變動。流動比率維持約1.3之水平。

於結算日，未償還銀行借貸減現金及銀行結餘之金額為5.52億港元（二零零六年：淨現金57,000,000港元）。借貸總額為10.32億港元，其中3.49億港元須於一年內償還，其餘則須於兩至三年內償還。

未來三年將用作購置物業、廠房及設備之已授權但未訂約資本支出約6億港元，預期資金來源大致上來自內部儲備。

一般事項

於截至二零零七年六月三十日止六個月，除員工按行使價2.196港元行使1,669,000份員工購股權而發行等同數目之普通股外，本集團之股本結構並無其他變動。本公司之已發行及繳足股本因此增加167,000港元。

本集團現時之訂單數量非常理想。

除於附屬公司、一間聯營公司之投資及於一間日本企業之長期投資外，本集團及本公司均無於截至二零零七年六月三十日止六個月內持有任何重大投資。

於財政期間內，並無任何重大收購或出售附屬公司及聯營公司事宜。

現時超過10,000名工人及僱員受聘於本集團之汕尾工廠，以及約有100名員工受聘於本集團香港辦事處。

本集團概無任何重大或然負債，且已就匯率波動風險妥為作出對沖。

其他資料

中期股息

董事議決向於二零零七年十月十二日名列股東名冊之股東派付每股25港仙（二零零六年：23港仙）之中期股息。預期中期股息將於二零零七年十月十七日向股東派付。

暫停辦理股份過戶登記手續

股份過戶登記手續將於二零零七年十月八日至二零零七年十月十二日（包括首尾兩日）暫停辦理，期間不會進行任何股份過戶登記。為符合資格收取中期股息，所有股份過戶文件連同有關股票，須於二零零七年十月五日下午四時正前，送達本公司股份過戶登記分處卓佳秘書商務有限公司，地址為香港灣仔皇后大道東28號金鐘匯中心26樓。

董事之股份及相關股份權益

根據本公司遵照證券及期貨條例第352條所保存之登記冊所載，或根據《上市公司董事進行證券交易的標準守則》須知會本公司及香港聯合交易所有限公司，於二零零七年六月三十日，董事及其聯繫人擁有之本公司及其相聯法團之股份及相關股份權益如下：

好倉

(a) 本公司每股面值0.1港元之普通股

董事姓名	身分	所持之已發行普通股數目	佔本公司之已發行股本百分比
林偉華	實益擁有人	207,072,000	44.06%
	由配偶持有（*附註1*）	12,750,000	2.71%
		219,822,000	46.77%
黃邦俊	實益擁有人	5,710,000	1.22%
	由配偶持有（*附註2*）	100,000	0.02%
		5,810,000	1.24%
張達生	實益擁有人	1,000,000	0.21%
李建華	實益擁有人	1,238,000	0.26%
		227,870,000	48.48%

(b) 購股權

董事姓名	身分	所持之購股權數目	相關股份數目
林偉華	實益擁有人	—	—
黃邦俊	實益擁有人	8,900,000	8,900,000
張達生	實益擁有人	10,850,000	10,850,000
李建華	實益擁有人	4,400,000	4,400,000
	由配偶持有 *(附註3)*	4,400,000	4,400,000
		8,800,000	8,800,000
		28,550,000	28,550,000

附註：

1. 林偉華被視為擁有12,750,000股由其配偶鍾琼綺實益擁有之本公司普通股權益。

2. 黃邦俊被視為擁有100,000股由其配偶黎清梅實益擁有之本公司普通股權益。

3. 李建華被視為擁有4,400,000份由其配偶郭玉燕實益擁有之本公司購股權權益。

除上文所披露者外，於二零零七年六月三十日，各董事或其聯繫人概無擁有本公司或其任何相聯法團之任何股份及相關股份權益或淡倉。

購股權

於二零零七年六月三十日，根據分別於二零零一年五月二十二日、二零零三年十二月二十二日及二零零六年六月十五日採納之購股權計劃授出而未行使之購股權詳情如下：

姓名	身份	於二零零七年一月一日尚未行使購股權數目	已授出	已行使 (附註1)	於二零零七年六月三十日之未行使購股權數目
林偉華 (附註2)	董事／主要股東	–	–	–	–
黃邦俊	董事	8,900,000	–	–	8,900,000
張達生	董事	11,600,000	–	(750,000)	10,850,000
李建華	董事	4,400,000	–	–	4,400,000
郭玉燕	董事配偶	4,400,000	–	–	4,400,000
		8,800,000	–	–	8,800,000
其他	僱員	32,163,000	–	(919,000)	31,244,000
		61,463,000	–	(1,669,000)	59,794,000

附註：

1. 1,669,000份購股權根據二零零一年五月二十二日採納之舊購股權計劃按行使價2.196港元於截至二零零七年六月三十日止六個月內行使。

2. 除早前授予林偉華之購股權外，本公司概無向其他主要股東授予購股權。

除上文所披露外，於期內並無根據本公司兩項購股權計劃授出或註銷其他購股權，亦無購股權據此而失效或行使。

購買股份或債券之安排

除上述披露之購股權計劃外，本公司或其任何附屬公司於期內任何時間並無參予任何安排，致使本公司之董事可透過收購本公司或任何其他法人團體之股份或債券而獲得利益。

主要股東

除上文所披露有關林偉華擁有之權益外，根據本公司遵照證券及期貨條例第336條所保存之主要股東登記冊所披露，於二零零七年六月三十日，下列股東已知會本公司其於本公司之已發行股本中擁有之有關權益。

好倉

本公司每股面值0.1港元之普通股

股東姓名	**身分**	**所持之已發行普通股數目**	**佔本公司之已發行股本百分比**
陳建新 *(附註)*	實益擁有人	28,900,000	6.15%
	由配偶持有	9,856,000	2.10%
		38,756,000	8.25%
陳麗蘭	實益擁有人	25,896,000	5.51%

附註： 陳建新及其配偶鄭群英被視為擁有本公司38,756,000股股份權益。

除上文所披露者外，於二零零七年六月三十日，本公司並未獲悉任何其他本公司已發行股本之有關權益或淡倉。

買賣或贖回證券

本公司或其附屬公司於期內概無買賣或贖回本公司任何上市證券。

標準守則

根據本公司董事所知悉，並無資料合理顯示本公司於回顧期間未有遵守香港聯合交易所有限公司證券上市規則（「上市規則」）附錄十所載之上市發行人董事進行證券交易之標準守則。

審核委員會
本公司已遵照企業管治常規守則（「守則」）之守則條文成立審核委員會，以便審核及監察本集團財務申報事宜及內部控制。審核委員會由全體三名獨立非執行董事鍾錦光先生（委員會主席）、葉祖亭先生及香啟誠先生組成。執行董事黃邦俊先生亦為委員會成員，彼等每年最少召開四次會議。

薪酬委員會及提名委員會
本公司已根據守則之相關規定分別成立薪酬委員會及提名委員會。該兩個委員會均由獨立非執行董事鍾錦光先生出任主席，並包括三名其他成員，即葉祖亭先生及香啟誠先生（獨立非執行董事）以及黃邦俊先生（本公司執行董事）。

企業管治
截至二零零七年六月三十日止六個月，本集團一直遵守上市規則附錄十四內之企業管治常規守則所載之所有適用守則條文，惟以下重大偏差除外：

– **守則條文第 A.2.1 條**
  主席及行政總裁之職位並無分開，且由同一人(林偉華先生)出任。董事會將定期舉行會議，以考慮影響本公司運作之重大事宜。董事會認為此架構將不會使董事會與本公司管理層之間之權力及授權失衡，並相信此架構將使本集團能快速及有效制訂及推行決策。

刊發中期業績及中期報告

中期業績公佈及二零零七年中期報告已於香港交易及結算所有限公司網站 www.hkex.com.hk 及本公司網站 www.truly.com.hk「最新上市公司公告」一欄內刊登。

承董事會命
主席
林偉華

香港，二零零七年八月三十日

於本報告日期，董事會包括執行董事林偉華先生、黃邦俊先生、張達生先生及李建華先生；以及獨立非執行董事鍾錦光先生、葉祖亭先生及香啟誠先生。

TRULY®

TRULY INTERNATIONAL HOLDINGS LIMITED

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 0732)

FORM OF PROXY FOR ANNUAL GENERAL MEETING OR ANY ADJOURNMENT THEREOF

I/We [I], ____

of ____

being the registered holder(s) of [II] ______________________ shares of HK$0.10 each in the capital of Truly International Holdings Limited (the "Company"), HEREBY APPOINT [III] the Chairman of the Meeting or ______________________

of ____

as my/our proxy to act for me/us at the Annual General Meeting of the Company (or any adjournment thereof) to be held at 2/F., Chung Shun Knitting Centre, 1-3 Wing Yip Street, Kwai Chung, New Territories, Hong Kong on Thursday, 10 May 2007 at 10:00 a.m. for the purpose of considering and, if thought fit, passing the proposed resolutions set out in the Notice convening the Meeting and at such Meeting (or at any adjournment thereof) to vote for me/us and my/our name(s) in respect of the resolutions as hereunder indicated, and, if no such indication is given, as my/our proxy thinks fit.

	RESOLUTIONS	FOR [IV]	AGAINST [IV]
1.	To receive and consider the Financial Statements and the Reports of the Directors and the Auditors for the year ended 31 December 2006.		
2.	To declare a final dividend for the year ended 31 December 2006.		
3.	To elect Directors and to authorise the Board of Directors to fix their remuneration.		
	— Li Jian Hua		
	— Chung Kam Kwong		
	— Heung Kai Sing		
4.	To appoint Auditors and to authorise the Board of Directors to fix their remuneration.		
5.	To approve the Ordinary Resolutions A to C as set out in the Notice of Annual General Meeting:		
	Ordinary Resolution A	A	A
	Ordinary Resolution B	B	B
	Ordinary Resolution C	C	C

Dated this ____________ day of ______________________ 2007 Signature [V] ______________________

Notes:

I. Full name(s) and address(es) to be inserted in BLOCK CAPITALS. The names of all joint holders should be stated.

II. Please insert the number of shares registered in your name(s) and to which this form of proxy relates. If no number is inserted, this form of proxy will be deemed to relate to all the shares in the capital of the Company registered in your name(s).

III. If any proxy other than the Chairman of the Meeting is preferred, strike out the words "the Chairman of the Meeting or" and insert the name and address of the proxy desired in the space provided. The proxy need not be a member of the Company but must attend the Meeting in person to represent you. **ANY ALTERATION MADE TO THIS FORM OF PROXY MUST BE INITIALED BY THE PERSON WHO SIGNS IT.**

IV. **IMPORTANT: IF YOU WISH TO VOTE FOR THE RESOLUTION, TICK IN THE BOX MARKED "FOR". IF YOU WISH TO VOTE AGAINST THE RESOLUTION, TICK IN THE BOX MARKED "AGAINST".** Failure to tick either box will entitle your proxy to cast your vote at his discretion. Your proxy will also be entitled to vote at his discretion on any amendment of a resolution put to the Meeting.

V. This form of proxy must be signed by you or your attorney duly authorised in writing or, in the case of a corporation, must be either under its common seal or under the hand of an officer or attorney duly authorised to sign the same.

VI. To be valid, this form of proxy, together with the power of attorney or other authority, if any, under which it is signed or a notarially certified copy thereof, must be lodged at the Company's principal office in Hong Kong at 2/F., Chung Shun Knitting Centre, 1-3 Wing Yip Street, Kwai Chung, New Territories, Hong Kong, not less than 48 hours before the time appointed for the holdings of Meeting or any adjournment thereof.

VII. In the case of joint holders of a share, the vote of the senior who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other joint holders, and for this purpose seniority shall be determined by the order in which the names stand in the Register of Members of the Company in respect of the joint holding.

VIII. Completion and return of this form of proxy will not preclude you from attending the Meeting if you so wish. In the event that you, having lodged this form of proxy, attend the Meeting, this form of proxy will be deemed to have been revoked.

信利國際有限公司

(於開曼群島註冊成立之有限公司)

(股份代號:0732)

股東週年大會或其任何續會
適用之代表委任表格

本人／吾等 (附註一) ______________________________

地址為 ______________________________

為信利國際有限公司(「本公司」)股本中每股面值0.10港元股份 ______________ 股 (附註二) 之登記持有人,

茲委任 (附註三) 大會主席或 ______________________________

地址為 ______________________________

代表本人／吾等出席本公司謹訂於二零零七年五月十日(星期四)上午十時假座香港新界葵涌永業街1至3號忠信針織中心2樓舉行之股東週年大會(或其任何續會),考慮並酌情通過大會通告所載之擬提呈決議案,並按如下指示於大會(或其任何續會)上代表本人／吾等以本人／吾等名義就有關決議案投票;如無任何指示,則由本人／吾等之代表酌情投票。

	決議案	贊成 (附註四)	反對 (附註四)
1.	省覽截至二零零六年十二月三十一日止年度之財務報表及董事會與核數師之報告書。		
2.	宣派截至二零零六年十二月三十一日止年度之末期股息。		
3.	選舉董事並授權董事會釐定彼等之酬金。		
	— 李建華		
	— 鍾錦光		
	— 香啟誠		
4.	委聘核數師並授權董事會釐定彼等之酬金。		
5.	批准股東週年大會通告所載之第(A)至(C)項普通決議案:		
	第A項普通決議案	A	A
	第B項普通決議案	B	B
	第C項普通決議案	C	C

日期:二零零七年 __________ 月 __________ 日　　　　簽署 (附註五) ______________________

附註:

一、 請用正楷填上全名及地址,所有聯名持有人之姓名均須列出。

二、 請填上本代表委任表格所涉及以 閣下名義登記之股份數目。如無填報股份數目,則本代表委任表格將被視為與所有以閣下名義登記之本公司股份有關。

三、 如欲委派大會主席以外之任何其他人士為受委代表,請將「大會主席或」等字樣刪去,並在空欄內填上 閣下所擬委派代表之姓名及地址。受委代表毋須為本公司股東,惟必須親自代表 閣下出席大會。**本代表委任表格內之各項修改均須由簽署人簡簽示可。**

四、 **重要提示: 閣下如欲投票贊成某項決議案,請在「贊成」欄內加上「✓」號; 閣下如欲反對某項決議案,則請在「反對」欄內加上「✓」號。**倘 閣下並無給予代表任何投票指示,則 閣下之代表可自行酌情投票。 閣下之受委代表亦可就任何有關於大會上提呈之決議案所作修訂自行酌情投票。

五、 本代表委任表格必須由 閣下或獲 閣下以書面正式授權之代理人簽署。如屬法人團體,則須加蓋公司印鑑或由獲正式授權之公司負責人或代理人親筆簽署。

六、 已簽署之本代表委任表格連同授權書或其他授權文件(如有)或經公證人證明之該等授權文件副本,最遲須於大會或其任何續會指定舉行時間48小時前送達本公司在香港之主要辦事處(地址為香港新界葵涌永業街1-3號忠信針織中心2樓),方為有效。

七、 倘屬股份之聯名持有人,名列首位之聯名持有人方可優先投票(不論親自或委派代表),其他聯名持有人概無投票權;就此而言,排名先後以在本公司股東名冊上就聯名持有股份而登記之次序為準。

八、 閣下在填妥及交回本代表委任表格後仍可按本身之意願出席大會。倘 閣下在遞交本代表委任表格後出席大會,則本代表委任表格將被視為已遭撤回。

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult your stockbroker or other registered dealer, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in Truly International Holdings Limited, you should at once hand this circular, together with the enclosed form of proxy, to the purchaser or other transferee or to the bank, stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

TRULY®

TRULY INTERNATIONAL HOLDINGS LIMITED

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 0732)

GENERAL MANDATES TO ISSUE AND REPURCHASE SHARES AND RE-ELECTION OF DIRECTORS

A letter from the Board of Directors of Truly International Holdings Limited is set out on pages 2 to 4 of this circular. A notice convening the Annual General Meeting of Truly International Holdings Limited to be held at 2nd Floor, Chung Shun Knitting Centre, 1–3 Wing Yip Street, Kwai Chung, New Territories, Hong Kong on Thursday, 10 May 2007 at 10:00 a.m. (or any adjournment thereof), is set out on pages 10 to 12 of this circular.

Whether or not they intend to attend the said meeting, Shareholders are requested to complete and return the enclosed form of proxy in accordance with the instructions printed thereon to the Company's principal office at 2nd Floor, Chung Shun Knitting Centre, 1–3 Wing Yip Street, Kwai Chung, New Territories, Hong Kong as soon as possible and in any event not less than 48 hours before the time appointed for holding the meeting or any adjourned meeting thereof. Completion and return of the form of proxy shall not preclude Shareholders from attending and voting at the meeting or any adjourned meeting should they so desire.

17 April 2007

CONTENTS

In this circular, the following expressions have the following meanings unless the context requires otherwise:

"AGM"	the annual general meeting of the Company to be held at 2/F., Chung Shun Knitting Centre, 1–3 Wing Yip Street, Kwai Chung, N.T., Hong Kong on Thursday, 10 May 2007 at 10: 00 a.m., notice of which is set out on pages 10 to 12 of this circular
"Company"	Truly International Holdings Limited, a company incorporated in the Cayman Islands with limited liability and the shares of which are listed on the Stock Exchange
"Director(s)"	the director(s) of the Company
"Latest Practicable Date"	12 April 2007, being the latest practicable date prior to the printing of this circular for ascertaining certain information for inclusion in this circular
"Listing Rules"	the Rules Governing The Listing of Securities on the Stock Exchange
"Share(s)"	ordinary share(s) of HK$0.10 each in the share capital of the Company
"Shareholder(s)"	at any time means the holder(s) of Shares at that time
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Takeovers Code"	the Codes on Takeovers and Mergers and Share Repurchases
"HK$"	Hong Kong dollars, the lawful currency of the Hong Kong Special Administrative Region

TRULY®

TRULY INTERNATIONAL HOLDINGS LIMITED

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 0732)

Directors:
Lam Wai Wah, Steven
Wong Pong Chun, James
Cheung Tat Sang, James
Li Jian Hua
Ip Cho Ting, Spencer*
Heung Kai Sing*
Chung Kam Kwong*

(* *independent non-executive)*

Registered Office:
P.O. Box 309
Grand Cayman
Cayman Islands
British West Indies

17 April 2007

To the shareholders

Dear Sir or Madam,

GENERAL MANDATES TO ISSUE AND REPURCHASE SHARES AND RE-ELECTION OF DIRECTORS

INTRODUCTION

The purpose of this circular is to provide shareholders of the Company (the "Shareholders") with information relevant to the proposed general mandates to be obtained by the shareholders for the issue and repurchase of shares of nominal value of HK$0.10 each of the Company ("Shares"). A notice of the Annual General Meeting of the Company (the "AGM") to be convened to consider and, if thought fit, to pass the above proposed resolutions is set out on pages 10 to 12 of this circular. Resolution will also be proposed to re-elect the retiring Directors in accordance with the articles of association of the Company.

GENERAL MANDATES TO ISSUE AND REPURCHASE SHARES

Ordinary resolutions will be proposed at the AGM (i) to grant a general mandate to the Directors to issue, allot and otherwise deal with Shares up to a maximum of 20 per cent. (i.e. 93,799,305 Shares) of the issued and fully-paid share capital of the Company of 468,996,527 Shares at the date of passing of the resolution (the "General Mandate") and (ii) to approve the addition to the General Mandate of any Shares repurchased by the Company under the authority of the Repurchase Mandate (as defined below). The Directors have no present intention to issue any new Shares.

An ordinary resolution will be proposed at the AGM in respect of the granting to the Directors in the terms set out in the notice of AGM, to exercise the powers of the Company to repurchase its own securities on the Stock Exchange at any time during the period ended on the earliest of (i) the conclusion of the next annual general meeting of the Company, (ii) the date upon which such authority is revoked or varied at a general meeting of the shareholders and (iii) the date by which the next annual general meeting of the Company is required to be held by laws or Articles, provided that the aggregate nominal amount of Shares to be purchased shall not exceed 10% of the aggregate nominal amount of the share capital of the Company in issue at the date of passing the relevant resolution (the "Repurchase Mandate").

As at 12 April 2007, being the latest practicable date prior to the printing of this document, the number of Shares in issue was 468,996,527. Accordingly, the exercise of the Repurchase Mandate in full would enable the Company to repurchase up to 46,899,652 fully-paid Shares assuming no repurchase or issue of shares prior to the AGM.

An explanatory statement to provide relevant information in respect of the Repurchase Mandate is set out in Appendix I to this circular.

RE-ELECTION OF DIRECTORS

According to Article 120 of the articles of association of the Company, not less than one-third of the Directors for the time being shall retire from office by rotation at every annual general meeting of the Company and the retiring Director shall be eligible for re-election.

In accordance with Article 120, Mr. Li Jian Hua, Mr. Chung Kam Kwong and Mr. Heung Kai Sing shall retire from their offices by rotation at the AGM.

Being eligible, Mr. Li Jian Hua will offer himself for re-election as executive Director and Mr. Chung Kam Kwong and Mr. Heung Kai Sing will offer themselves for re-elections as independent non-executive Directors. At the AGM, ordinary resolutions will be proposed to re-elect Mr. Li Jian Hua as executive director and Mr. Chung Kam Kwong and Mr. Heung Kai Sing as independent non-executive Directors.

Particulars relating to Mr. Li Jian Hua, Mr. Chung Kam Kwong and Mr. Heung Kai Sing are set out in Appendix II to this circular.

ANNUAL GENERAL MEETING

A notice convening the AGM for the purpose of considering and, if thought fit, passing ordinary resolutions is set out on pages 10 to 12 of this circular. A form of proxy is enclosed for use by Shareholders at the AGM. Shareholders are requested to complete and return the form of proxy to the Company's principal place of business in Hong Kong at 2nd Floor, Chung Shun Knitting Centre, 1–3 Wing Yip Street, Kwai Chung, New Territories, Hong Kong as soon as possible, but in any event not later than 48 hours before the time appointed for the holding of the AGM or any adjournment thereof. The lodging of a form of proxy will not preclude a Shareholder from attending the AGM and voting in person should he so wish.

RECOMMENDATION

The Directors believe that the General Mandates to issue and repurchase shares and the re-election of Directors are in the best interests of the Company. Accordingly the Directors recommend that you vote in favour of the resolutions to be proposed at the AGM.

Yours faithfully,
For and on behalf of the Board of
Truly International Holdings Limited
LAM WAI WAH, STEVEN
Chairman

The following is the Explanatory Statement required to be sent to shareholders by the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules") in relation to the proposed granting to the Directors of general mandates to issue Shares (the "General Mandate") and to purchase Shares (the "Repurchase Mandate").

REPURCHASE MANDATE

It is proposed that up to 10 per cent. of the fully-paid Shares in issue as at the date of the passing of the resolution to approve the Repurchase Mandate may be repurchased if such resolution is passed.

As at 12 April 2007, being the latest practicable date prior to the printing of this document, the number of Shares in issue was 468,996,527. Accordingly, the exercise of the Repurchase Mandate in full would enable the Company to repurchase up to 46,899,652 fully-paid Shares.

Reasons for repurchases

The Directors believe that it is in the best interests of the Company and its shareholders for the Directors to have a general authority from shareholders to repurchase Shares in the market. Repurchases of Shares will only be made when and to the extent that the Directors believe that such repurchases will benefit the Company and its shareholders. Repurchases may, depending on market conditions and funding arrangements at the time, lead to an enhancement of the value of the Shares and/or the earnings per Share.

Funding of repurchases

In repurchasing Shares, the Company may only apply funds legally available for such purpose in accordance with its Memorandum and Articles of Association and the laws of the Cayman Islands. It is envisaged that the funds required for any repurchase would be derived from the capital paid up on the Shares to be repurchased and/or from the distributable profits of the Company.

Market prices

The highest and lowest market prices at which the Shares have been traded on the Stock Exchange in the previous twelve months before 12 April 2007 (being the latest practicable date prior to the printing of this document) are as follows:

	Per Share	
	Highest	**Lowest**
	HK$	*HK$*
2006		
April	11.35	9.90
May	11.80	10.10
June	10.80	9.25
July	10.40	9.95
August	10.40	9.39
September	9.97	8.65
October	8.70	7.60
November	8.41	7.70
December	8.00	6.85

	Per Share Highest HK$	Lowest HK$
2007		
January	9.00	6.05
February	9.00	7.66
March	7.86	6.90
April (up to the latest practicable date)	8.02	7.13

No repurchases of Shares have been made by the Company whether on the Stock Exchange or otherwise during the six months prior to 12 April 2007.

General

The Repurchase Mandate, if exercised in full, may have a material adverse impact on the working capital or gearing position of the Company as compared with the position disclosed in the Company's audited accounts for the year ended 31 December 2006. The Directors, however, do not propose to exercise the Repurchase Mandate to such an extent as would, in the circumstances, have a material adverse impact on the working capital requirements or the gearing levels of the Company at the time of the relevant purchases.

None of the Directors nor, to the best of the knowledge and belief of the Directors (having made all reasonable enquiries), any of their associates, has any present intention to sell any Shares to the Company in the event that the Repurchase Mandate is granted by shareholders.

No connected persons (as defined in the Listing Rules) have notified the Company that they have a present intention to sell Shares to the Company, or have undertaken not to do so, in the event that the Repurchase Mandate is granted by shareholders.

The Directors have undertaken to the Stock Exchange that, so far as the same may be applicable, they will exercise the Repurchase Mandate in accordance with the Listing Rules and the applicable laws of the Cayman Islands.

If as a result of a share repurchase, a Shareholder's proportionate interest in the voting rights of the Company will increase, such increase will be treated as an acquisition for the purpose of the Hong Kong Code on Takeovers and Mergers (the "Takeovers Code"). As a result, a Shareholder or group of Shareholders acting in concert, could obtain or consolidate control of the Company and may become obliged to make a mandatory offer in accordance with Rule 26 of the Takeovers Code. As at the Latest Practicable Date, Mr. Lam Wai Wah, Steven ("Mr. Lam") and his family are beneficially interested in approximately 46.74 per cent. of the issued share capital of the Company. In the event the Directors exercised in full the power to repurchase Shares pursuant to the repurchase mandate, the percentage of the issued share capital of the Company beneficially interested by Mr. Lam and his family would increase to 51.93 per cent.. Such an increase would give rise to an obligation to make a mandatory offer under Rule 26 of the Takeovers Code. In the event that any exercise of the repurchase mandate would, to the knowledge of the Directors, have such a consequence under Rule 26 of the Takeovers Code, the Directors would not exercise the mandate to such an extent.

The details of the Directors who will retire from their offices at the AGM and being eligible, will offer themselves for re-election at the AGM, are set out below:

Mr. Li Jian Hua, aged 43, is the Head of the Group's LCD Production Division and an Executive Director of the Company. Mr. Li graduated from the Jilin University of Technology and Engineering Management in 1987 and joined the group in 1989. Prior to joining the Group, he worked in a multinational motor car manufacturer in Guangzhou City, the PRC for almost two years. Mr. Li does not have any relationship with any Director, senior management or controlling shareholder of the Company, and, as at the date hereof, he is beneficially interested in 1,238,000 ordinary shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance.

There is no service contract between the Company and Mr. Li. His total remuneration was in the total sum of HK$3,312,000 for the financial year ended 31 December 2006. The amount comprised basic salary of HK$1,800,000 per annum, a year end performance bonus of HK$1,500,000 and contribution to Mandatory Provident Fund of HK$12,000. The level of this remuneration was reviewed by the Remuneration Committee and determined on the basis of his responsibilities to be involved in the Company, the prevailing market conditions and the performance of the Company's results. His employment with the Company may be terminated by either party at any time upon one party giving to the other party three months' prior notice in writing or payment in lieu of notice.

Mr. Chung Kam Kwong, aged 49, is an independent Non-executive Director of the Company and the Chairman of the Group's Audit, Remuneration and Nomination Committees. He is a practising Certified Public Accountant in Hong Kong and is members of the Hong Kong Institute of Certified Public Accountants and the Australian Society of Certified Practising Accountants and a council member of the Macau Society of Certified Practising Accountants. Mr. Chung has extensive experience in accounting and financial management and has been the independent Non-executive Directors of two listed companies (namely Hua Yi Copper Holdings Limited and Solartech International Holdings Limited) in Hong Kong. Mr. Chung does not have any relationship with any Director, senior management or controlling shareholder of the Company, and, as at the date hereof, he does not have any interests in the shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance.

There is no service contract between the Company and Mr. Chung. The appointment of Mr. Chung as an independent non-executive director of the Company is for a term of one year. The term shall continue thereafter for successive terms of one year unless terminated by either party giving not less than one month's notice in writing to the other party. For the financial year ended 31 December 2006, Mr. Chung received an annual director's fee of HK$88,000. The amount of director's fee of Mr. Chung was reviewed by the Remuneration Committee and determined by reference to his duties and responsibilities within the Group.

Mr. Heung Kai Sing, aged 58, is an independent Non-executive Director and members of the Group's Audit, Remuneration and Nomination Committees. He has experience in textile industry. Mr. Heung does not have any relationship with any Director, senior management or controlling shareholder of the Company, and, as at the date hereof, he does not have any interests in the shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance.

There is no service contract between the Company and Mr. Heung. The appointment of Mr. Heung as an independent non-executive director of the Company is for a term of one year. The term shall continue thereafter for successive terms of one year unless terminated by either party giving not less than one month's notice in writing to the other party. For the financial year ended 31 December 2006, Mr. Heung received an annual director's fee of HK$30,000. The amount of director's fee of Mr. Heung was reviewed by the Remuneration Committee and determined by reference to his duties and responsibilities within the Group.

Other than the directorships with the Company and those other directorships held by Mr. Chung Kam Kwong as disclosed in the preceding paragraph, Mr. Li Jian Hua, Mr. Chung Kam Kwong and Mr. Heung Kai Sing did not have other directorships held in listed public companies in the last three years.

Save as disclosed above, there is no other matter that needs to be brought to the attention of the Shareholders or any information that is required to be disclosed pursuant to paragraphs (h) to (v) of Rule 13.51(2) of the Listing Rules.

The procedures by which the Shareholders may demand a poll at general meeting of the Company are set out in this Appendix.

According to Article 81, at any general meeting a resolution put to the vote at the meeting shall be determined in the first instance by a show of hands of the members present in person or by proxy or (in the case of a member being a corporation) by its duly authorised representative and entitled to vote unless a poll is required under the Listing Rules or (before or on the declaration of the result of the show of hands) is duly demanded:

(1) by the Chairman; or

(2) by at least five members present in person or by proxy or (in the case of a member being a corporation) by its duly authorised representative for the time being entitled to vote at the meeting; or

(3) by any member or members present in person or by proxy or (in the case of a member being a corporation) by its duly authorised representative and representing not less than one-tenth of the total voting rights of all members having the right to vote at the meeting.

Unless a poll is required or duly demanded in accordance with the foregoing provisions, a declaration by the Chairman that a resolution has on a show of hands been carried or carried unanimously, or by any particular majority, or lost, and an entry to that effect in the book containing the minutes of the proceedings of the Company shall be conclusive evidence of the fact without proof of the number or proportion of the votes recorded in favour or against such resolution.

TRULY®

TRULY INTERNATIONAL HOLDINGS LIMITED

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 0732)

NOTICE IS HEREBY GIVEN that the Annual General Meeting of the Company will be held at 2/F., Chung Shun Knitting Centre, 1–3 Wing Yip Street, Kwai Chung, New Territories, Hong Kong on Thursday, 10 May 2007 at 10:00 a.m. for the following purposes:

1. To receive and consider the Financial Statements and the Reports of the Directors and the Auditors for the year ended 31 December 2006.

2. To declare a final dividend for the year ended 31 December 2006.

3. To elect Directors and to authorise the Board of Directors to fix their remuneration.

4. To appoint Auditors and to authorise the Board of Directors to fix their remuneration.

As special business:

To consider and, if thought fit, pass the following resolutions with or without modifications, as Ordinary Resolutions:

5A. "**THAT**:

(a) subject to paragraph (b) below, the exercise by the Directors of the Company during the Relevant Period (as hereinafter defined) of all the powers of the Company to purchase shares in the capital of the Company be and is hereby generally and unconditionally approved;

(b) the aggregate nominal amount of shares which may be purchased by the Directors of the Company pursuant to the approval in paragraph (a) above shall not exceed 10 per cent of the aggregate nominal amount of the share capital of the Company in issue as at the date of the passing of this Resolution and the said approval shall be limited accordingly; and

(c) for the purpose of this Resolution "Relevant Period" means the period from the passing of this Resolution until whichever is the earlier of:

(i) the conclusion of the next Annual General Meeting of the Company;

(ii) the expiration of the period within which the next Annual General Meeting of the Company is required by law to be held; and

(iii) the revocation or variation of the authority given under this Resolution by ordinary resolution of the Company in general meeting."

5B. "**THAT**:

(a) subject to paragraph (c) below, the exercise by the Directors of the Company during the Relevant Period (as hereinafter defined) of all the powers of the Company to allot, issue and deal with additional shares in the capital of the Company, and to make or grant offers, agreements and options which might require the exercise of such power, be and is hereby generally and unconditionally approved;

(b) the approval in paragraph (a) above shall authorise the Directors of the Company during the Relevant Period to make or grant offers, agreements and options which might require the exercise of such power after the end of the Relevant Period;

(c) the aggregate nominal amount of shares allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the Directors of the Company pursuant to the approval in paragraph (a) above, otherwise than pursuant to (i) a Rights Issue (as hereinafter defined), (ii) the exercise of any option granted under any option scheme or similar arrangement for the time being adopted for the grant or issue to employees of the Company and/or any of its subsidiaries of options to subscribe for, or rights to acquire, shares of the Company, or (iii) the exercise of rights of subscription or conversion under the terms of any warrants issued by the Company, or any other securities which are convertible into shares of the Company, and from time to time outstanding, shall not exceed 20% of the aggregate nominal amount of the share capital of the Company in issue as at the date of the passing of this Resolution, and the said approval shall be limited accordingly; and

(d) for the purpose of this Resolution:

"Relevant Period" means the period from the passing of this Resolution until whichever is the earlier of:

(i) the conclusion of the next Annual General Meeting of the Company;

(ii) the expiration of the period within which the next Annual General Meeting of the Company is required by law to be held; and

(iii) the revocation or variation of the authority given under this Resolution by ordinary resolution of the Company in general meeting; and

"Rights Issue" means an offer of shares or other securities open for a period fixed by the Directors of the Company to holders of shares on the Register of Members of the Company on a fixed record date in proportion to their then holdings of such shares (subject to such exclusion or other arrangements as the Directors of the Company may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws or the requirements of any recognised regulatory body or any stock exchange in any territory outside Hong Kong)."

5C. "**THAT** the general mandate granted to the Directors of the Company to exercise the powers of the Company to allot, issue and deal with additional shares in the capital of the Company be and is hereby extended by adding to the aggregate nominal amount of shares which may be allotted or agreed conditionally or unconditionally to be allotted pursuant to such general mandate the aggregate nominal amount of shares in the capital of the Company purchased by the Company pursuant to the exercise by the Directors of the Company of the powers of the Company to purchase such shares (provided that such amount shall not exceed 10% of the aggregate nominal amount of the share capital of the Company in issue as at the date of the passing of this Resolution)."

By Order of the Board
Ng Sui Wa, Thomas
Company Secretary

Hong Kong, 17 April 2007

Notes:

(1) The Register of Members of the Company will be closed from 23 April 2007 to 27 April 2007, both days inclusive, during which period no transfers of shares will be registered.

(2) A member entitled to attend and vote at the above Meeting is entitled to appoint one or more proxies to attend and vote instead of him. A proxy need not be a member of the Company.

(3) In order to be valid, the instrument appointing a proxy and the power of attorney or other authority, if any, under which it is signed, or a notarially certified copy of that power of attorney or other authority, must be lodged at the Company's principal office in Hong Kong at 2nd Floor, Chung Shun Knitting Centre, 1–3 Wing Yip Street, Kwai Chung, New Territories, Hong Kong not less than 48 hours before the time fixed for holding the Meeting or any adjournment thereof.

(4) Concerning the ordinary resolutions set out in paragraphs 5B and 5C of the above notice, the approval is being sought from members as a general mandate in compliance with the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited. The Directors of the Company have no immediate plans to issue any new shares of the Company.

(5) Concerning the resolutions set out in paragraphs 5A, 5B and 5C of the above notice, a circular containing particulars of the proposed resolutions, a notice of the Annual General Meeting and an explanatory statement containing information regarding resolutions as set out in paragraphs 5A, 5B and 5C will be sent to shareholders with the Company's 2006 Annual Report.

此乃要件　請即處理

閣下如對本通函任何方面或應採取之行動有任何疑問，應諮詢閣下之股票經紀或其他註冊證券商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已售出或轉讓名下所有信利國際有限公司之股份，應立即將本通函連同隨附之代表委任表格送交買主或其他承讓人，或送交經手買賣或轉讓之銀行、股票經紀或其他代理商，以便轉交買主或承讓人。

TRULY®

信利國際有限公司

（於開曼群島註冊成立之有限公司）

（股份代號：0732）

發行及購回股份之
一般授權
及
重選董事

信利國際有限公司之董事會函件載於本通函第2至4頁。信利國際有限公司謹訂於二零零七年五月十日（星期四）上午十時假座香港新界葵涌永業街1至3號忠信針織中心2樓舉行股東週年大會，召開大會（或其任何續會）之通告載於本通函第10至12頁。

無論股東是否有意出席上述大會，敬希股東按隨附之代表委任表格所印備之指示盡快填妥表格，並且無論如何最遲須於大會或其任何續會指定舉行時間四十八小時前交回本公司之主要辦事處，地址為香港新界葵涌永業街1至3號忠信針織中心2樓。填妥及交回代表委任表格後，股東仍可按本身之意願，親身出席大會或其任何續會，並於會上投票。

二零零七年四月十七日

目　錄

釋　義

於本通函內，除文義另有所指外，下列詞彙具備以下涵義：

「股東週年大會」	指	本公司謹訂於二零零七年五月十日（星期四）上午十時假座香港新界葵涌永業街1至3號忠信針織中心2樓舉行之股東週年大會，大會通告載於本通函第10至第12頁。
「本公司」	指	信利國際有限公司，一家於開曼群島註冊成立之有限公司，其股份於聯交所上市
「董事」	指	本公司之董事
「最後實際可行日期」	指	二零零七年四月十二日，即本通函付印前確定所載若干資料之最後實際可行日期
「上市規則」	指	聯交所證券上市規則
「股份」	指	本公司股本中每股面值0.10港元之普通股
「股東」	指	於任何時間均指當時之股份持有人
「聯交所」	指	香港聯合交易所有限公司
「收購守則」	指	公司收購、合併及股份購回守則
「港元」	指	港元，香港特別行政區之法定貨幣

信利國際有限公司

(於開曼群島註冊成立之有限公司)

(股份代號：0732)

董事：	*註冊辦事處：*
林偉華	P.O. Box 309
黃邦俊	Grand Cayman
張達生	Cayman Islands
李建華	British West Indies
葉祖亭*	
香啓誠*	
鍾錦光*	

(獨立非執行)*

敬啟者：

發行及購回股份之
一般授權
及
重選董事

緒言

本通函旨在向本公司股東(「股東」)提供有關建議股東授出發行及購回本公司每股面值0.10港元之股份(「股份」)之一般授權之資料。本公司將召開股東週年大會(「股東週年大會」),以考慮並酌情通過上述建議決議案,而召開大會之通告載於本通函第10至第12頁。屆時亦會根據本公司之組織章程細則提呈決議案以重選告退之董事。

發行及購回股份之一般授權

於股東週年大會上將提呈普通決議案以(i)授予董事一般授權以發行、配發及以其他方式處理股份(以不超過通過決議案當日本公司之已發行及繳足股本(468,996,527股股份)之20%,即93,799,305股股份為限)(「一般授權」)及(ii)批准本公司根據購回授權(定義見下文)之權力購回之任何股份加入一般授權內。董事現時無意發行任何新股份。

於股東週年大會上將提呈普通決議案以按照股東週年大會通告所載之條款授權董事於(i)本公司下屆股東週年大會結束、(ii)於股東大會上撤銷或修訂該授權之日及(iii)法例或細則規定本公司必須舉行下屆股東週年大會之日(以最早者為準)止期間內隨時行使本公司權力於聯交所購回其本身之證券,惟可予購回之股份總面值不得超過本公司於通過有關決議案當日之已發行股本總面值10%(「購回授權」)。

於二零零七年四月十二日(即本文件付印前之最後實際可行日期),已發行股份之數目為468,996,527股。因此,假設於舉行股東週年大會前並無購回或發行股份,全面行使購回授權將使本公司得以購回最多達46,899,652股繳足股份。

提供有關購回授權之相關資料之說明函件載於本通函附錄一。

重選董事

根據本公司之組織章程細則第120條,不少於三分之一在任董事須於本公司每屆股東週年大會上輪席告退。退任董事將符合資格重選。

根據公司細則第120條,李建華先生、鍾錦光先生及香啓誠先生須在股東週年大會上輪席告退。

李建華先生將符合資格膺選連任執行董事,而鍾錦光先生及香啓誠先生亦膺選連任獨立非執行董事。在股東週年大會上,將提呈分別重選李建華先生為執行董事;鍾錦光先生及香啟誠先生為獨立非執行董事之普通決議案。

有關李建華先生、鍾錦光先生及香啟誠先生之詳細資料載於本通函附錄二。

股東週年大會

本公司將召開股東週年大會,以考慮並酌情通過普通決議案,召開大會之通告載於本通函第10至第12頁。隨附代表委任表格,以供股東在股東週年大會上使用。股東務請盡快填妥代表委任表格,並且無論如何最遲須於股東週年大會(或其任何續會)指定舉行時間四十八小時前交回本公司在香港之主要營業地點,地址為香港新界葵涌永業街1至3號忠信針織中心2樓。交回代表委任表格後,股東仍可按本身之意願,親身出席股東週年大會,並於會上投票。

推薦意見

董事相信，發行及購回股份之一般授權以及重選董事乃符合本公司之最佳利益。因此，董事建議 閣下投票贊成將於股東週年大會上提呈之決議案。

此致

列位股東 台照

代表董事會
信利國際有限公司
主席
林偉華
謹啟

二零零七年四月十七日

以下為根據香港聯合交易所有限公司證券上市規則（「上市規則」）規定，就建議授予董事發行股份之一般授權（「一般授權」）及購回股份之一般授權（「購回授權」）而寄發予股東之說明函件。

購回授權

現建議倘購回授權之決議案獲通過，則最多可購回於通過該決議案以批准購回授權當日已發行之繳足股份10%。

於二零零七年四月十二日（即本文件付印前之最後實際可行日期），已發行之股份數目為468,996,527股。因此，全面行使購回授權將使本公司得以購回最多達46,899,652股繳足股份。

購回之理由

董事相信，股東一般授權董事在市場上購回股份乃符合本公司及其股東之最佳利益。購回股份將僅在董事認為此舉將對本公司及其股東有利之情況下方會進行。購回行動（視乎當時市況及資金安排而定）或能提高股價及／或每股盈利。

購回所需資金

購回股份時，本公司僅能根據其公司組織章程大綱與細則及開曼群島法例，動用可合法作購回用途之資金。預期購回所需資金會來自將被購回股份之繳足股本及／或本公司可供分派之溢利。

市價

於二零零七年四月十二日（即本文件付印前之最後實際可行日期）之前十二個月內，股份在聯交所買賣之最高及最低市價分別如下：

	每股股份	
	最高	**最低**
	港元	*港元*
二零零六年		
四月	11.35	9.90
五月	11.80	10.10
六月	10.80	9.25
七月	10.40	9.95
八月	10.40	9.39
九月	9.97	8.65
十月	8.70	7.60
十一月	8.41	7.70
十二月	8.00	6.85

	每股股份	
	最高	最低
	港元	*港元*
二零零七年		
一月	9.00	6.05
二月	9.00	7.66
三月	7.86	6.90
四月（直至最後實際可行日期）	8.02	7.13

本公司於二零零七年四月十二日之前六個月內，概無於聯交所或其他證券交易所購回股份。

一般事項

倘全面行使購回授權可能會對本公司之營運資金或負債狀況構成重大不利影響（比對本公司截至二零零六年十二月三十一日止年度之經審核賬目所披露之狀況而言）。然而，董事並不建議在足以對本公司於進行有關購回時之營運資金需求或負債水平構成重大不利影響之情況下行使購回授權。

各董事或（在各董事作出一切合理查詢後所知及所信）彼等任何聯繫人士目前無意在股東授予購回授權之情況下向本公司出售任何股份。

並無任何關連人士（定義見上市規則）通知本公司，表示倘股東授予購回授權時，彼等有意向本公司出售股份，亦無承諾不會向本公司出售股份。

董事已向聯交所承諾，在購回授權適用之情況下，彼等將根據上市規則及開曼群島之適用法例行使購回授權。

倘因購回股份而導致股東於本公司所佔之投票權益比例增加，則該項增加將被當作根據香港公司收購及合併守則（「收購守則」）之收購予以處理。因此，一名股東或一群行動一致之股東可取得或結合本公司之控制權，並有責任按收購守則第26條提出強制性收購建議。於最後實際可行日期，林偉華先生（「林先生」）及其家族實益擁有本公司已發行股本約46.74%權益。倘董事根據購回授權行使全部權力購回股份，則林先生及其家族佔本公司已發行股本之實際權益比率將會增至51.93%。根據收購守則第26條，該項增加將產生強制性收購責任。倘董事知悉行使任何購回授權將引致收購守則第26條之後果，則董事將不會行使授權至該限額。

將於股東週年大會上告退及符合資格並願意在股東週年大會上膺選連任之董事詳情載列如下：

李建華先生，現年四十三歲，本集團之液晶體顯示器生產部主管兼本公司之執行董事。李先生於一九八七年畢業於吉林工業大學管理學院，後於一九八九年加入本集團。彼於加入本集團之前，曾於中國廣州市一間國際汽車生產商任職近兩年。李先生與本公司任何董事、高級管理層或控股股東並無任何關係，且於本通函刊發日期止，彼實益擁有本公司1,238,000股普通股（定義見證券及期貨條例第XV部）。

本公司與李先生並無訂立服務合約。截至二零零六年十二月三十一日止財政年度，其總酬金合共3,312,000港元。該金額包括基本年薪1,800,000港元，年終表現花紅1,500,000港元及強制性公積金供款12,000港元。該酬金水平乃經薪酬委員會審閱，並按照其在本公司擔當之職責、現行市場狀況以及本公司業績表現釐訂。彼與本公司之僱傭關係可於任何時間由任何一方於向另一方發出三個月事先書面通知後或以支付代通知金方式終止。

鍾錦光先生，現年四十九歲，本公司之獨立非執行董事，並為本集團審核委員會、薪酬委員會及提名委員會的主席。彼為香港執業會計師，並為香港會計師公會資深會員，澳洲註冊會計師，亦為澳門執業會計師公會的委員會成員。鍾先生於會計及財務管理上擁有深厚經驗，並為兩間上市公司華藝銅業控股有限公司及榮盛科技國際控股有限公司的獨立非執行董事。鍾先生與本公司任何董事、高級管理層或控股股東並無任何關係，且於本通函刊發日期止，彼並無擁有本公司股份之任何權益（定義見證券及期貨條例第XV部）。

本公司與鍾先生並無訂立服務合約。鍾先生獲委任為本公司獨立非執行董事，為期一年。其後任期將自動續約一年，直至任何一方向另一方發出不少於一個月之書面通知終止為止。截至二零零六年十二月三十一日止財政年度，鍾先生收取年度董事袍金88,000港元。鍾先生之董事袍金乃經薪酬委員會審閱，並參照其於本集團之職務及責任釐定。

香啓誠先生，現年五十八歲，獨立非執行董事，並為本集團審核委員會、薪酬委員會及提名委員會之成員。彼於紡織業擁有豐富經驗。香先生與本公司任何董事、高級管理層或控股股東並無任何關係，且於本通函刊發日期止，彼並無擁有本公司股份之任何權益（定義見證券及期貨條例第XV部）。

本公司與香先生並無訂立服務合約。香先生獲委任為本公司獨立非執行董事，為期一年。其後任期將自動續約一年，直至任何一方向另一方發出不少於一個月之書面通知終止為止。截至二零零六年十二月三十一日止財政年度，香先生收取年度董事袍金30,000港元。香先生之董事袍金乃經薪酬委員會審閱，並參照其於本集團之職務及責任釐定。

除於本公司擔任董事及鍾錦光先生擔任上一段所披露的董事職務外，李建華先生、鍾錦光先生及香啟誠先生於過往三年內並無出任其他上市公司之董事職務。

除上文所披露外，概無其他事項須股東注意，亦無任何資料須根據上市規則第13.51(2)條第(h)至(v)段予以披露。

股東可能要求在股東週年大會上以投票方式進行表決之程序載於本附錄。

根據本公司細則第81條，在任何股東大會上交由大會表決之決議案，須先由股東親身出席、委派代表或（倘股東為法團）其正式授權代表出席並以舉手方式表決，除非根據上市規則之規定或（在宣佈舉手表決之結果前或當時）由下列人士正式要求以投票方式表決，則不在此限：

(1) 主席；或

(2) 最少五名親身出席、委派代表或（倘股東為法團）其正式授權代表出席且當時有權於大會上投票之股東；或

(3) 佔全體有權在大會上投票之股東之總投票權不少於十分之一，並親身出席、委派代表或（倘股東為法團）其正式授權代表出席之任何一名或多名股東。

除非有規定或按上述條文正式要求以投票方式表決，否則主席宣佈有關決議案已獲舉手表決通過或一致通過，或獲某特定過半數通過，或不獲通過，並且在載有本公司議事程式記錄之簿冊內亦登載相應之記項，即為有關事實之不可推翻確證，而毋須證明該項決議案所得贊成票或反對票之數目或比例。

TRULY®

信利國際有限公司

（於開曼群島註冊成立之有限公司）

（股份代號：0732）

茲通告本公司謹定於二零零七年五月十日（星期四）上午十時假座香港新界葵涌永業街1至3號忠信針織中心2樓舉行股東週年大會，以討論下列事項：

1. 省覽截至二零零六年十二月三十一日止年度之財務報表及董事會與核數師之報告書。

2. 宣派截至二零零六年十二月三十一日止年度之末期股息。

3. 選舉董事並授權董事會釐定彼等之酬金。

4. 委聘核數師並授權董事會釐定彼等之酬金。

作為特別事項：

考慮並酌情通過下列決議案為普通決議案（不論有否修訂）：

5A. 「**動議**：

(a) 在下文(b)段規限下，全面及無條件批准本公司董事會於有關期間（定義見下文）內行使本公司一切權力購買本公司股本中之股份；

(b) 本公司董事會根據上文(a)段所述批准可購買之股份總面值不得超過本公司於通過本決議案當日之已發行股本總面值10%，故上述批准須受相應限制；及

(c) 就本決議案而言，「有關期間」指由通過本決議案當日至下列日期止之期間（以較早者為準）：

(i) 本公司下屆股東週年大會結束；

(ii) 法例規定本公司必須舉行下屆股東週年大會之指定期限屆滿之日；及

(iii) 於股東大會上通過本公司之普通決議案撤銷或修訂本決議案給予之授權。」

5B. 「**動議**：

(a) 在下文(c)段規限下，全面及無條件批准本公司董事會於有關期間（定義見下文）內行使本公司一切權力配發、發行及處理本公司股本中之額外股份，以及作出或授予可能須行使此項權力之售股建議、協議及購股權；

(b) 上文(a)段所述批准將授權本公司董事會於有關期間內作出或授予可能須於有關期間終結後始行使此項權力之售股建議、協議及購股權；

(c) 本公司董事會根據上文(a)段所述批准所配發或同意有條件或無條件予以配發（不論是否根據購股權而配發）之股份總面值（並非根據(i)配售新股（定義見下文）、(ii)行使任何根據當時就向本公司及／或其任何附屬公司之僱員授予或發行可認購本公司股份之購股權或購入本公司股份之權利而採納之任何購股權計劃或類似安排所授購股權、或(iii)根據本公司發行之任何認股權證或可兌換本公司股份之任何其他證券之條款行使尚未行使之認購權或換股權而配發者）不得超過本公司於通過本決議案當日之已發行股本總面值20%，故上述批准須受相應限制；及

(d) 就本決議案而言：

「有關期間」指由通過本決議當日至下列日期止之期間（以較早者為準）：

(i) 本公司下屆股東週年大會結束；

(ii) 法例規定本公司必須舉行下屆股東週年大會之指定期限屆滿之日；及

(iii) 於股東大會上通過本公司之普通決議案撤銷或修訂本決議案給予之授權；及

「配售新股」指本公司董事會於其指定之期間內向於指定記錄日期名列本公司股東名冊之股份持有人按彼等當時之持有該等股份之比例提呈發售股份或其他證券之建議（惟本公司董事會有權就零碎權益或就顧及法例或香港以外地區之任何認可監管機構或任何證券交易所之規定而產生之任何限制或責任而作出彼等認為必須或恰當之豁免或其他安排）。」

5C. 「**動議**擴大本公司董事會獲授予行使本公司權力配發、發行及處理本公司股本中額外股份之一般授權，於根據該項一般授權可能配發或同意有條件或無條件配發之股份總面值中，加入本公司在本公司董事會行使本公司購回股份權力之情況下購回之本公司股本中股份總面值，惟該數額不得超過本公司於通過本決議案當日之已發行股本總面值10%。」

承董事會命
公司秘書
吳瑞華

香港，二零零七年四月十七日

附註：

(1) 本公司將由二零零七年四月二十三日至二零零七年四月二十七日（首尾兩日包括在內）期間內暫停辦理股份過戶登記。

(2) 凡有權出席上述會議及於會上投票之股東均可委派一名或以上之代表代其出席會議，並代其投票。受委代表毋須為本公司股東。

(3) 代表委任表格及授權書或其他授權文件（如有）或經公證人證明之授權文件副本，最遲須於大會（或其任何續會）指定舉行時間四十八小時前送達本公司在香港之主要辦事處（地址為香港新界葵涌永業街1至3號忠信針織中心2樓），方為有效。

(4) 有關上述通告第5B段及第5C段所載普通決議案方面，本公司現遵照香港聯合交易所有限公司證券上市規則尋求股東給予一般授權。本公司之董事暫無計劃發行任何本公司之新股份。

(5) 有關上述通告第5A、5B及5C段所載決議案方面，載有有關提呈決議案之詳情、股東週年大會通告及載有關於第5A、5B及5C段所載決議案之資料之說明函件之通函將連同本公司之二零零六年年報一併寄予股東。

END